02010707

24-4418

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
FORM 1-A

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

Zoeller Company

(Exact name of issuer as specified in its charter)

Kentucky

(State or other jurisdiction of incorporation or organization)

3649 Cane Run Road, Louisville, Kentucky 40211-1961 (502) 778-2731

(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

Donald E. Meyer, c/o Ford, Klapheke & Meyer, 900 Kentucky Home Life Bldg., Louisville, Kentucky 40202, (502) 584-2134

(Name, address, including zip code, and telephone number, including area code, of agent for service)

3561	61-0495071
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I

NOTIFICATION

ATTACHMENT

PART I, NOTIFICATION; ITEM 1(a)

DIRECTORS

NAME	BUSINESS ADDRESS	RESIDENTIAL ADDRESS
Sharon Dueffert	3649 Cane Run Road Louisville, Kentucky 40211-1961	8205 Westover Drive Prospect, Kentucky 40059
Donald R. Fleming	3649 Cane Run Road Louisville, Kentucky 40211-1961	554 Running Creek Drive Shepherdsville, Kentucky 40165
Mitchell H. Palmer	3649 Cane Run Road Louisville, Kentucky 40211-1961	7412 Springvale Drive Louisville, Kentucky 40241
Bobby Ragland	3649 Cane Run Road Louisville, Kentucky 40211-1961	5119 Arrownshire Drive LaGrange, Kentucky 40031
C. Barr Schuler	3649 Cane Run Road Louisville, Kentucky 40211-1961	12005 East Osage Road Louisville, Kentucky 40223
Bruce E. Zoeller	3649 Cane Run Road Louisville, Kentucky 40211-1961	1844 Boone Trail Louisville, Kentucky 40245
John A. Zoeller	3649 Cane Run Road Louisville, Kentucky 40211-1961	2668 Kings Highway Louisville, Kentucky 40205
Raymond P. Zoeller	3649 Cane Run Road Louisville, Kentucky 40211-1961	105 Declaration Drive Louisville, Kentucky 40214
Dale W. Dodrill	3649 Cane Run Road Louisville, Kentucky 40211-1961	6934 Wythe Hill Circle Prospect, Kentucky 40059

ATTACHMENT

PART I, NOTIFICATION; ITEM 1(b)

OFFICERS

NAME	BUSINESS ADDRESS	RESIDENTIAL ADDRESS
John A. Zoeller, C.E.O.	Zoeller Company 3649 Cane Run Road Louisville, Kentucky 40211-1961	2668 Kings Highway Louisville, KY 40205
Bobby Ragland, President	Zoeller Company 3649 Cane Run Road Louisville, Kentucky 40211-1961	5119 Arrownshire Drive LaGrange, KY 40031
Kenneth E. Zoeller, Vice President/Treasurer	Zoeller Company 3649 Cane Run Road Louisville, Kentucky 40211-1961	7609 Hilltop Manor Louisville, KY 40214
Gregory A. Dueffert, Secretary	Zoeller Company 3649 Cane Run Road Louisville, Kentucky 40211-1961	8205 Westover Drive Prospect, KY 40059
Michael A. Brabowski, Vice President	Zoeller Company 3649 Cane Run Road Louisville, Kentucky 40211-1961	5503 Kilinur Drive Prospect, KY 40059
Edward Grant, Vice President	Zoeller Company 3649 Cane Run Road Louisville, Kentucky 40211-1961	9801 Fairground Drive Prospect, KY 40291
Charles F. Bailey, Vice President	Zoeller Company 3649 Cane Run Road Louisville, Kentucky 40211-1961	7000 Greenwood Road Louisville, KY 40258

ATTACHMENT

PART I, NOTIFICATION; ITEM 1(c)

General Partners

N/A

ATTACHMENT
PART I, NOTIFICATION; ITEM 1(d)

Record Owners of 5% or more of any class of Zoeller Company Equity Securities
(As of 7/13/01)

	Class A Stock		Class Z Stock		Total Stock	
Name	#	%	#	%	#	%
Sharon Dueffert	96,332	6.47	175,486	6.60	271,818	6.55
Raymond P. Zoeller	94,377	6.34	169,815	6.39	264,192	6.37
James E. Zoeller	84,545	5.68	168,836	6.35	253,381	6.11
Leo F. Zoeller	96,348	6.47	126,831	4.77	223,179	5.38
Ann Z. Canaday	75,465	5.07	149,898	5.64	225,363	5.43
Robert F. Zoeller Trustee of RFZ Revc Trust Dated 5/29/96	251,770	16.92	31,596	1.19	283,366	6.83
Clara W. Zoeller Trustee of CWZ Revc Trust Dated 5/29/96	118,549	7.97	240,056	9.03	358,605	8.65
Zoeller Family Limited Partnership	0	0.00	266,666	10.03	266,666	6.43
Zoeller Company Retirement Plan	147,276	9.90	227,363	8.55	374,639	9.03

Note: Discussion of stock dividend, tender offer, gifts and individual sales affecting total shares owned in Item 5(a).

NAME	BUSINESS ADDRESS	RESIDENTIAL ADDRESS
Sharon Dueffert	3649 Cane Fun Road Louisville, Kentucky 40211-1961	8205 Westover Drive Prospect, KY 40059
Raymond P. Zoeller	3649 Cane Fun Road Louisville, Kentucky 40211-1961	105 Declaration Drive Louisville, KY 40214
James E. Zoeller	1405 Ballyclare Court Raleigh, North Carolina 27614	1405 Ballyclare Court Raleigh, NC 27614
Leo F. Zoeller	8910 Lethborough Drive Louisville, Kentucky 40299	8910 Lethborough Drive Louisville, KY 40299
Ann Z. Canaday	3223 Cassius Anchorage, Alaska 99508	3223 Cassius Anchorage, Alaska 99508

NAME	BUSINESS ADDRESS	RESIDENTIAL ADDRESS
Robert F. Zoeller Trustee of RFZ Revc Trust Dated 5/29/96	1909 Elmore Street Louisville, Kentucky 40211-1961	1909 Elmore Street Louisville, KY 40211-1961
Zoeller Co. Retirement Plan	3649 Cane Fun Road Louisville, Kentucky 40211-1961	N/A
Clara W. Zoeller Trustee of CWZ Revc Trust Dated 5/29/96	1909 Elmore Street Louisville, Kentucky 40211-1961	1909 Elmore Street Louisville, KY 40211-1961
Zoeller Family Limited Partnership	1909 Elmore Street Louisville, Kentucky 40211-1961	N/A

ATTACHMENT
PART I, NOTIFICATION; ITEM 1(e)

Beneficial Owners of 5% or more of any class of Zoeller Company Equity Securities

	Class A Stock		Class Z Stock		Total Stock	
Name	#	%	#	%	#	%
Sharon Dueffert	96,332	6.47	175,486	6.60	271,818	6.55
Raymond P. Zoeller	94,377	6.34	169,815	6.39	264,192	6.37
James E. Zoeller	84,545	5.68	168,836	6.35	253,381	6.11
Leo F. Zoeller	96,348	6.47	126,831	4.77	223,179	5.38
Ann Z. Canaday	75,465	5.07	149,898	5.64	225,363	5.43
Robert F. Zoeller Trustee of RFZ Revc Trust Dated 5/29/96	251,770	16.92	31,596	1.19	283,366	6.83
Clara W. Zoeller Trustee of CWZ Revc Trust Dated 5/29/96	118,549	7.97	240,056	9.03	358,605	8.65
Zoeller Family Limited Partnership	0	0.00	266,666	10.03	266,666	6.43
Zoeller Company Retirement Plan	147,276	9.90	227,363	8.55	374,639	9.03

Note: Discussion of stock dividend, tender offer, gifts and individual sales affecting total shares owned in Item 5(a).

NAME	BUSINESS ADDRESS	RESIDENTIAL ADDRESS
Sharon Dueffert	3649 Cane Fun Road Louisville, Kentucky 40211-1961	8205 Westover Drive Prospect, KY 40059
Raymond P. Zoeller	3649 Cane Fun Road Louisville, Kentucky 40211-1961	105 Declaration Drive Louisville, KY 40214
James E. Zoeller	1405 Ballyclare Court Raleigh, North Carolina 27614	1405 Ballyclare Court Raleigh, NC 27614
Leo F. Zoeller	8910 Lethborough Drive Louisville, Kentucky 40299	8910 Lethborough Drive Louisville, KY 40299
Ann Z. Canaday	3223 Cassius	3223 Cassius

NAME	BUSINESS ADDRESS	RESIDENTIAL ADDRESS
	Anchorage, Alaska 99508	Anchorage, Alaska 99508
Robert F. Zoeller Trustee of RFZ Revc Trust Dated 5/29/96	1909 Elmore Street Louisville, Kentucky 40211-1961	1909 Elmore Street Louisville, KY 40211-1961
Zoeller Co. Retirement Plan	3649 Cane Fun Road Louisville, Kentucky 40211-1961	N/A
Clara W. Zoeller Trustee of CWZ Revc Trust Dated 5/29/96	1909 Elmore Street Louisville, Kentucky 40211-1961	1909 Elmore Street Louisville, KY 40211-1961
Zoeller Family Limited Partnership	1909 Elmore Street Louisville, Kentucky 40211-1961	N/A

ATTACHMENT

PART I, NOTIFICATION; ITEM 1(f)

Promoters

N/A

ATTACHMENT

PART 1, NOTIFICATION; ITEM 1(g)

AFFILIATES OF ISSUER

[Definition of "Affiliate" used in preparing the following list of "affiliated" shareholders appears in Attachment to Part I, Notification, Item 3.]

NAME	BUSINESS ADDRESS	RESIDENTIAL ADDRESS
Donald R. Fleming Spouse: Jermae Fleming	3649 Cane Fun Road Louisville, Kentucky 40211-1961	554 Running Creek Drive Shepherdsville, KY 40165
Bobby M. Ragland Spouse: Martha Ragland	3649 Cane Fun Road Louisville, Kentucky 40211-1961	5119 Arrown Shire Drive LaGrange, KY 40031
John A. Zoeller Spouse: Elaine B. Zoeller Children living at home: Kevin M. Zoeller, Katie P. Zoeller & Andrew S. Zoeller	3649 Cane Fun Road Louisville, Kentucky 40211-1961	2668 Kings Highway Louisville, KY 40205
Kenneth E. Zoeller Spouse: Marion Zoeller	3649 Cane Fun Road Louisville, Kentucky 40211-1961	7609 Hilltop Manor Louisville, KY 40214
Gregory A. Dueffert Spouse: Sharon Dueffert Children living at home: Dale A. Dueffert, Leanne M. Dueffert & Kimberly Dueffert	3649 Cane Fun Road Louisville, Kentucky 40211-1961	8205 Westover Drive Prospect, KY 40059
Michael A. Brabowski Spouse: Emily Brabowski	3649 Cane Fun Road Louisville, Kentucky 40211-1961	5503 Kilinur Drive Prospect, KY 40059
Edward P. Grant Spouse: Donna Grant Children living at home: Brooke S. Grant, Robin M. Grant, Casey S. Grant	3649 Cane Fun Road Louisville, Kentucky 40211-1961	9801 Fairground Road Louisville, KY 40291
Mitchell H. Palmer Spouse: Karen Palmer Children living at home: Julie L.	3649 Cane Fun Road Louisville, Kentucky 40211-1961	7412 Springvale Drive Louisville, KY 40241

NAME	BUSINESS ADDRESS	RESIDENTIAL ADDRESS
Palmer & Michael H. Palmer		
Bruce E. Zoeller Spouse: Susan Zoeller	3649 Cane Fun Road Louisville, Kentucky 40211-1961	1844 Boone Trail Louisville, KY 40205
Raymond P. Zoeller Spouse: Deborah Zoeller Children living at home: Brittany N. Zoeller, Jennifer L. Zoeller & Nicholas S. Zoeller, Jacob Zoeller	3649 Cane Fun Road Louisville, Kentucky 40211-1961	105 Declaration Drive Louisville, KY 40214
Robert F. Zoeller, Trustee of RFZ Revocable Trust, dated 5/29/96	1909 Elmore Street Louisville, Kentucky 40211-1961	1909 Elmore Street Louisville, KY 40216
Clara W. Zoeller, Trustee of CWZ Revocable Trust, dated 5/29/96	1909 Elmore Street Louisville, Kentucky 40211-1961	1909 Elmore Street Louisville, KY 40216
Zoeller Family Limited Partnership	1909 Elmore Street Louisville, Kentucky 40211-1961	1909 Elmore Street Louisville, KY 40216
Frank Bailey Spouse: Patricia Bailey	3649 Cane Fun Road Louisville, Kentucky 40211-1961	7000 Greenwood Road Louisville, KY 40258
C. Barr Schuler Spouse: Joan Schuler	3649 Cane Fun Road Louisville, Kentucky 40211-1961	12005 East Osage Road Louisville, KY 40223
Dale W. Dodrill Spouse: Carolyn J. Dodrill	3649 Cane Fun Road Louisville, Kentucky 40211-1961	6934 Wythe Hill Circle Prospect, KY 40059

ATTACHMENT

PART I, NOTIFICATION; ITEM 1(h)

Company Counsel:

Steven A. Goodman
c/o Goldberg & Simpson, P.S.C.
3000 National City Tower
Louisville, Kentucky 40202
Phone No. (502) 589-4440

ATTACHMENT

PART I, NOTIFICATION; ITEM 1(i), (j), (k), (l), and (m)

Underwriter

N/A

ATTACHMENT

PART I, NOTIFICATION; ITEM 2

Application of Rule 262

(a) No persons identified in Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

(b) N/A

ATTACHMENT

PART I, NOTIFICATION; ITEM 3

1. "Affiliate" Shareholders of Issuer who may sell under the Regulation A Offering Circular are listed below.

This Regulation A Offering Statement under the Securities Act of 1933 applies solely to resale of securities by Affiliates of Zoeller Company ("Issuer"). Issuer will not be issuing any securities pursuant to this filing. For purposes of this filing, Issuer is defining "Affiliates" as: Directors, officers and/or 10% shareholders of the Issuer. We have also included each Affiliate's "control group" including spouses and children living at the home of, and under the control of, such Directors, Officers and/or 10% shareholders.

The aggregate sales price for securities of the Company resold by "Affiliate" shareholders intending to sell, and the subject of this Regulation A Offering, will not exceed $1,500,000.

The Zoeller Company has appointed a review Committee of its Board of Directors to receive notification of desire to sell Company securities pursuant to this Regulation A offering by any of the "Affiliates" listed above, in order to assure any said resale complies with the requirements of Regulation A, where such sales are to utilize the Regulation A exemption.

The Issuer has had net income from operations in its last fiscal year.

	Security held (As of 6/01/01)		Securities that may be sold under Reg. A		If max. Sold, no. Securities		Possible Sales Price @ $26.00	
NAME (Affiliates and Control Group)	CLASS A	CLASS Z	CLASS A	CLASS Z	CLASS A	CLASS Z	CLASS A	CLASS Z
1. Don Fleming								
Jermae Flemming	19,368	34,236						
Total	19,368	34,236		2,000	19,368	32,236		52,000
2. Bobby Ragland								

	Security held		Securities that may		If max. Sold, no.		Possible Sales	
	(As of 6/01/01)		be sold under Reg. A		Securities		Price @ $26.00	
NAME (Affiliates and Control Group)	CLASS A	CLASS Z	CLASS A	CLASS Z	CLASS A	CLASS Z	CLASS A	CLASS Z
Martha Ragland	8,672	17,344						
Total	8,672	17,344		1,000	8,672	16,344		26,000
3. John Zoeller	1,333	1,676						
Elaine B. Zoeller	25,141	44,013						
Kevin M. Zoeller	2,026	6,286						
Katie P. Zoeller	1,973	3,946						
Andrew S. Zoeller	1,973	3,946						
Total	32,446	59,867		5,000	32,446	54,867		130,000
4. Kenneth Zoeller	9,102	12,226						
Marion Zoeller	12,206	17,658						
Total	21,308	29,884		1,000	21,308	28,884		26,000
5. Gregory A. Dueffert		60,855						
Jt w/ Sharon Dueffert and/or Sharon	12,608	25,216						
Sharon M. Dueffert	71,440	64,013						
Leanne M. Dueffert Trust	1,517	5,534						

	Security held		Securities that may		If max. Sold, no.		Possible Sales	
	(As of 6/01/01)		be sold under Reg. A		Securities		Price @ $26.00	
NAME (Affiliates and Control Group)	CLASS A	CLASS Z	CLASS A	CLASS Z	CLASS A	CLASS Z	CLASS A	CLASS Z
(Sharon)								
Kimberly Dueffert	1,517	5,534						
Total	94,815	169,952		6,964	94,815	162,988		181,064
6. Mike Brabowski	32	64						
Emily Brabowski								
Total	32	64		64	32			1,664
7. Edward P. Grant								
Donna S. Grant								
Total								
8. Barr Schular								
Joanne Schular								
Total								
9. Mitchell H. Palmer and Karen Palmer Jt		400						
Total		400		400				10,400
10. Charles F. Bailey	3,536	7,072						

	Security held (As of 6/01/01)		Securities that may be sold under Reg. A		If max. Sold, no. Securities		Possible Sales Price @ $26.00	
NAME (Affiliates and Control Group)	CLASS A	CLASS Z	CLASS A	CLASS Z	CLASS A	CLASS Z	CLASS A	CLASS Z
Patricia Bailey								
Total	3,536	7,072		1,000	3,536	6,072		26,000
11. Bruce Zoeller	4,716	8,266						
Jt w/ Susan Zoeller	1,733	3,266						
Susan Zoeller	266	483						
Total	6,715	12,015		1,000	6,715	11,015		26,000
12. Raymond P. Zoeller	85,580	161,416						
Jt w/ Deborah Zoeller	6,133	6,933						
Brittany N. Zoeller Trust (Ray)	666	800						
Jennifer L. Zoeller	666	266						
Nicholas S. Zoeller	666	200						
Jacob Zoeller	666	200						
Total	94,377	169,815		16,000	94,377	153,815		416,000
13. Raymond Zoeller Trust	251,770	31,596						
Robert Zoeller		1,333						
Total	251,770	32,929		2,500	251,770	30,429		65,000

	Security held (As of 6/01/01)		Securities that may be sold under Reg. A		If max. Sold, no. Securities		Possible Sales Price @ $26.00	
NAME (Affiliates and Control Group)	CLASS A	CLASS Z	CLASS A	CLASS Z	CLASS A	CLASS Z	CLASS A	CLASS Z
14. Clara W. Zoeller Trust	118,549	240,056						
Total	118,549	240,056		9,837	118,549	230,219		255,762
Zoeller Family Limited Partnership		266,666						
Total		266,666		10,927		255,739		284,102
Dale W. Dodrill								
Total								
Grant Total	651,588	1,040,300		57,692	651,588	982,608		1,499,992

ATTACHMENT

PART I, NOTIFICATION; ITEM 4

4(a) The securities will not be offered by underwriters, dealers or salespersons.

4(b) The securities will be offered for sale within the Commonwealth of Kentucky. The shares will be sold pursuant to a registration by qualification in the State pursuant to Section 292.370 of the Kentucky Revised Statutes. All Blue Sky expenses involved in such offers will be borne by the Company.

ATTACHMENT

PART I, NOTIFICATION; ITEM 5

Unregistered Securities Issued or Sold Within One Year

(a) The issuer has not issued any unregistered securities within one year prior to the filing of this Form 1-A.

(b) In May 2001, an affiliate of the Company sold a de minimis number of shares pursuant to Section 4(2) of the Securities Act of 1933.

(c) N/A

ATTACHMENT

PART I, NOTIFICATION; ITEM 6

Other Present or Proposed Offerings

The Issuer is not currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A.

ATTACHMENT

PART I, NOTIFICATION; ITEM 7

Marketing Arrangements

(a) The Issuer has not made, nor does it have knowledge of, any arrangement to market and distribute the securities covered by this Form 1-A.

(b) There is no underwriter involved with the securities covered by this Form 1-A.

ATTACHMENT

PART I, NOTIFICATION; ITEM 8

Relationship with Issuer of Experts Named in Offering Statement

No expert named in the offering statement has a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee.

ATTACHMENT

PART I, NOTIFICATION; ITEM 9

Use of a Solicitation of Interest Document

No publication authorized by Rule 254 was used prior to filing this notification.

PART II

OFFERING CIRCULAR

OFFERING CIRCULAR

(Pursuant to Regulation A, the Securities Act of 1933)

ZOELLER COMPANY

Common Stock Class A (voting) and Class Z (non-voting)

Type of securities offered: Common Stock of Zoeller Company ("Company"), Class A (voting) and Class Z (non-voting) [see list of selling Shareholders and Company shares being offered by them at Question 14 below].*

Maximum number of securities offered: Class Z: 57,692.*

Minimum number of securities offered: Not Applicable

Price per security: $ 26.00

Total proceeds: If maximum sold: $ 1,499,992 If minimum sold: $ 0 (no minimum)

(See Questions 9 and 10)

[*Note: Zoeller Company will receive no proceeds from this filing. The purpose of this filing is to facilitate sales by certain shareholders, listed at Question 14, below.]

Is a commissioned selling agent selling the securities in this offering? [ ] Yes [x] No

Is there other compensation to selling agent(s)? [ ] Yes [x] No

Is there a finder's fee or similar payment to any person? [ ] Yes [x] No **(See Question No. 22)**

Is there an escrow of proceeds until minimum is obtained? [ ] Yes [x] No **(See Question No. 26)**

Is this offering limited to members of a special group, such as employees of the Company or individuals? [ ] Yes [x] No **(See Question No. 25)**

Is transfer of the securities restricted? [ ] Yes [x] No **(See Question No. 25)**

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF AN OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company is currently conducting operations and has shown a profit in the last fiscal year.
This offering will be registered after the date of filing of this Offering Circular for offer and sale in the Commonwealth of Kentucky (registration by qualification). The Company will bear the cost of Blue Sky compliance.

TABLE OF CONTENTS

Offering Circular Page

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of 58 pages.

THE COMPANY

1. **Exact corporate name:** Zoeller Company

   State and date of incorporation: Commonwealth of Kentucky, March 11, 1955

   Street address of principal office: 3649 Cane Run Rd., Louisville, KY 40211-1961

   Company Telephone Number: (502) 778-2731

   Fiscal year: 12 / 31
   (month) (day)

   Person(s) to contact at Company with respect to offering:

   Steven A. Goodman, Company Counsel, 3000 National City Tower, Lou., KY 40202;

   John A. Zoeller, CEO & Director, 3649 Cane Run Rd., Lou., KY 40211-1961

   Telephone Number (if different from above): (502) 589-4440

RISK FACTORS

2. ***List in the order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i.e., those factors which constitute the greatest threat that the investment will be lost in whole or in part or not provide an adequate return).***

(1) Lack of a Trading Market. Zoeller Company stock is not registered under the Securities Act of 1933 ("'33 Act"), is not publicly traded, and is not offered on any national or regional exchange. There is currently no official trading market for the Company's stock. Although the offering is based on a price which constitutes a reasonable estimate of the value of stock at the time of this offering, the market has not officially set said price. The price that Company stock has been sold at over the past several years has been set by negotiations between individual willing buyers and willing sellers, and has varied from transaction to transaction. The risk in buying said stock is that no set resale value can be guaranteed. Resale is restricted by the Company's non-public status.

In setting the price for the shares of Company stock addressed by this Offering Circular, the Company has looked to comparable publicly traded companies and discounted the value of its stock due to its lessened marketability as described above.

(2) Control by Management and the Zoeller Family. Company management and the Zoeller family members control a significant portions of Company stock (41%) as indicated in the response to Question 38, below. Management contains two Zoeller family members. Family control of a business entity can cause

risks to business growth because the relationship among managers and decision makers which may not be wholly based on business realities but, rather, on family considerations. Senior management of the Company has recently shifted to non-family members. The risk of family management and control may still affect the value of Zoeller Company stock and the Company's decisions in the future.

(3) Seasonal Sales. The sump pump industry is seasonal, although Company growth has been steady. Because sales look to times of year when extensive precipitation occurs, dry years can result in lesser sales volume. The extent of sales in any year period is impacted by the climatic conditions during any such period. The do-it-yourself replacement market and growing product line for Company products has balanced the seasonality of construction modifying sale fluctuations.

(4) Lack of Diversification. One customer, W.W.W. Granger, a national industrial supply wholesaler, accounts for approximately 9% of the Company's sales. Although the Company has over 2500 customers currently (see Question 3(a) below) there is a risk of placing too much importance on one of these customers resulting in a negative impact on future sales, if the orders of said customer or customers decline precipitously.

(5) Effect of New Housing Market and Number of Housing Starts. Approximately 1/3 of the Company's business is affected directly by the new housing market and the number of housing starts. In any year in which the trends in new housing decline the Company's supply of products to the house building industry will be impacted. Weather and seasonal changes effect the utilization of Company products in the building industry.

(6) Voting and Non-Voting Stock. The Company has two classes of stock: voting (Class A) and non-voting (Class Z). The majority of stock involved in this offering is Class Z non-voting stock. The control of approximately 41% of the voting stock of the Company resides with family members or management (see Question 38). Purchase of non-voting stock does not give a potential shareholder rights to vote on most corporate issues. Voting and non-voting stock have equal rights to dividends and equal rights upon liquidation among other rights specifically assigned to all Company stock. The value of voting and non-voting stock may be different in secondary trading, but the Company has no control over that process.

(7) Arbitrarily-Set Sales Price. The price for the shares offered pursuant to this Regulation A filing ($24.00) has been arbitrarily set. The Company does not warrant that this value is currently the sole appropriate value for its stock based on all industry projections.

In setting the price for the offered shares, Company financial officers have looked to the performance of publicly traded securities of companies engaged in the same or generically similar businesses. This was done by comparing descriptions of Zoeller's business with the industry descriptions contained in the Standard Industrial Classification Manual. The Standard Industrial Classification Manual classifies industries assigning a specific code to each, based upon the principal product or group of products produced or distributed, or services rendered. The codes, known as SIC codes, have been prepared under the supervision of the executive office of the President - Office of Management and Budget, to facilitate collection, tabulation, presentation and analysis of data relating to business establishments, in order to promote uniformity and comparability in the presentation of statistics collected by various agencies of government. Management of the Company believe that SIC codes offer one of the best methods of identification and selection of comparable companies engaged in the same or a similar line of business.

In this effort, management identified a group of domestic companies that were listed in Dialog On Disk: Standard and Poor's Corporation Records (a primary data base source of information on a broad spectrum of companies), under and on which data was provided in SIC Code 3561 "pumps and pumping equipment". Included in this SIC Code are establishments primarily engaged in manufacturing pumps and pumping equipment for general industrial, commercial, or household use. This includes establishments primarily engaged in manufacturing domestic water and sump pumps. The group was then screened by eliminating any company that: (i) did not appear to have significant stake in the markets related to the Company's market; (ii) was not currently profitable; or (iii) was of such extreme size or diversification that comparison was virtually meaningless. The six companies that met the selection criteria are described under Question 3(c) below. Management compared the financials of these companies with the Zoeller Company and discounted for the fact that Zoeller Company is not publicly traded in reaching its sales price per share figure for the offered securities.

(8) No Audited or Publicly Available Financial Information on the Company. The Company is not registered under the Securities Act of 1933 and does not file regular reports with the Securities and Exchange Commission pursuant to the Securities and Exchange Act of 1934 and Sections 15(d) and 13 thereof. Because no such information exists on the Company (since it is a private, closely-held corporation), it is more difficult to project future earnings and future business than for a publicly-traded company.

(9) Restricted Preemption Rights. The Articles of Incorporation of the Company provide that shareholders of Class A shares shall have preemptive rights in regard to the issuance of additional Class A shares and Class Z shareholders shall have the preemptive right in regard to issuance additional of Class Z shares. If the Company decides to issue additional shares of Class A or Class Z stock, the current shareholders of those classes will be provided a fair and reasonable opportunity to exercise a right to acquire proportional amounts of the new issue of said shares of whichever class of securities they currently own, in proportion to their current ownership in said class. In regard to exercise of the preemptive right by either a Class A shareholder or a Class Z shareholder, any such exercise is subject to the approval of a majority vote of the holders of that class of shares. This preemptive right means that current owners of shares of either class will keep their pro rata ownership status, unless they determine to sell. Possibility change in control of the Company is lessened.

(10) Inherent Risks. The many risks associated with being in the pump manufacturing business have been addressed above, but there are general risks associated with owning a minority interest in a privately held company. Because the Company is privately held, without registered securities, investment in stock is risky and should only be done for long term investment purposes and not for speedy resale. Since this is the case, any investor should have sufficient funds at his or her disposal so that investment in this stock would not create financial distress were the investment to precipitously decline in value, based upon one or more of the above risk factors.

Note: **In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular potential investors should keep in mind other possible risks that could be important.**

BUSINESS AND PROPERTIES

3. With respect to the business of the Company and its properties:

(a) Describe in detail *what* business the Company does and proposes to do, including what product or goods are or will be produced or services that are or will be rendered.

Zoeller Company ("Zoeller" or the "Company") is engaged primarily in the manufacture and distribution of sump, sewage and dewatering pumps for residential, commercial and industrial use; a business it has conducted for over 60 years. Through its recent acquisition of Flint & Walling, Inc. in Kendallville, Indiana, the Company's product line now includes: well pumps, centrifugal pumps, and water softeners. Flint & Walling was established in 1866 and was previously owned by MASCO.

The Zoeller Company was founded in Louisville, Kentucky in 1939 by August Zoeller and sons to manufacture and market sump pumps through wholesale plumbing distributors. The Zoeller Company has grown over the past 60 years to its present position as a market leader, according to census bureau numbers appearing in the SSPMA (Sump and Sewage Pump Manufacturers Association) journal of 1996, which reports on manufacturing and sales results in the industry. The Company is one of the three major companies manufacturing and selling dewatering, sump, affluent and sewage pumps, accessories and systems in the United States, again according to said figures. The other two major competitors are Aurora Pump and F.E. Meyers Company, whose parents are large multi-national conglomerates. These and other competitors are listed at Question 3(c) below.

The Company manufactures and sells several lines of submersible and pedestal residential pumps, ranging from small 1/4 horse power dewatering and effluent pumps up to 50 horse power models. Company operations are conducted through 3 divisions (Zoeller Pump Company, HiLo Industries and Zoeller Engineered Products) and 2 wholly-owned subsidiaries (Lincoln Industries, Inc. and Flint & Walling, Inc.).

Zoeller Engineered Products manufactures and sells larger pumps, which compliment establish Zoeller Pump Company lines, and heavy duty pumps for commercial/industrial applications. These pumps range in horse power from 1 to 50.

Lincoln Industries, Inc., an Indiana corporation based in Booneville, Indiana, manufactures plastic component parts for use in the manufacture of pumps and other engineered products. About 3/4 of Lincoln's sales are used in Zoeller products.

Flint & Walling, Inc., an Indiana corporation based in Kendallville, Indiana, manufactures well pumps, centrifugal pumps, sump and sewage pumps, and water softeners. They are strong in the retail and rural areas. They have about 5% of the well pump industry. Residential pumps sold through Zoeller Pump Company and HiLo Industries represent over 90% of Company sales. Zoeller's 1/3 horse power submersible pump is the Company's largest volume product. Company management believes that Zoeller has approximately a 20% share of the U.S. residential pump market for effluent (sump pump) and sewage (septic tank) systems. Approximately 1/3 of the Company's business is effected directly by the new housing market and the number of housing starts. The balance of the Company's business is tied primarily to the replacement market and, therefore, is not effected directly by cyclical fluctuation housing starts (as discussed above in regard to risk factors).

Zoeller Company years ago developed a J.I.T. ("just-in-time") manufacturing program that has enabled us to control our cost and inventory and to meet our customers' delivery needs. We design our own state-of-the-art machinery and use purchased C.N.C. (computer-controlled metal cutting machines) machines to facilitate the manufacturing process. Our wide customer base (currently over 2,500 customers) has enabled us to serve several segments of the market in the last few years. These market segments include: (i) plumbing, heating and wholesale customers and companies; (ii) do-it-yourself hardware and home hardware centers; (iii) a commercial and municipal customers. During the last 15 years we have entered in to the D.I.Y. ("do-it-yourself") market and Engineered Product market to supplement our plumbing wholesale distribution, with the percentage of total company sales represented by these new markets being between 10 and 12%. All of these markets are served by using manufacturer's representatives to service individual accounts.

(b) Describe *how* these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer a new product(s), state the present stage of development, including whether or not a working prototype(s) is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company, and the estimated amount. If the Company is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.

The Zoeller Company's primary manufacturing facility is located on Old Millers Lane in Louisville, Kentucky. The Company owns 184,000 square foot plant with about 14.5 acres of land. Additionally, the Company leases warehouse space for finished product storage. The current customers of the Company include those that are currently in the on-site waste water market as well as those that are expanding their plumbing and related services into the on-site waste water market.

Manufacturing a quality pump has been a Company standard since its inception. The Company has consistently stressed quality and workmanship in all of its products. The Company manufactures most of its products from purchased raw materials consisting primarily of electrical motor parts, raw castings, molded parts, switches and related components. The Company purchases its raw materials from numerous suppliers and management believes that other sources of supply are readily available. Approximately 75% of the Company's plastic components are purchased from its subsidiary, Lincoln Industries.

Flint & Walling will add several new products to the current product line. We anticipate products to be available through the Zoeller line by 2nd quarter 2001. This acquisition required outside financing of approximately $7.5 million. This debt is scheduled to be paid off in 5 years.

In addition to pumps, the Company manufactures and distributes control systems and other accessories including electrical and mechanical alternators, starters, switches and alarm systems. Zoeller also develops, manufactures, and sells a line of proprietary products for residential market place. The Company's "Qwik Jon" (for the professional market place) and "Power Flush" (for the do-it-yourself market place) products have enjoyed much success since their introduction in the late 1980's. These products ease the installation of toilets in basements. Another proprietary product, HomeGuard, a water-powered back-up pump system, was successfully introduced to the professional and DIY market places in 1995.

Historically, Zoeller's pure research and development expenses have been minimal. We expect that as our customers grow and expand that they will need further refinements to the current products supplied to them by the Company. Currently, the Company's market is served by existing Company products and refinements to such, on a customer by customer basis appear to be the majority of research growth anticipated for the near future. Because the Zoeller Company wishes to meet the emerging needs of its customers and its market as described above, it is beginning a new program of pure research at its Louisville site. The expanding market for effluent pumps in the on-site (waste water) market has some potential, in the Company's view, for strong growth in the future, depending upon small refinements in the current technology in the Company's pumping systems.

The Company is not dependent on any one supplier for raw materials or energy in the production of its pump products.

(c) Describe the industry in which the Company is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete.

Indicate whether competition is or is expected to be by price, service, or other basis. Indicate (by attached table if appropriate) the current or anticipated prices or price ranges for the Company's products or services, or the formula for determining prices, and how these prices compare with those of competitors' products or services, including a description of any variations in product or service features. Name the principal competitors that the Company has or expects to have in its area of competition. Indicate the relative size and financial and market strengths of the Company's competitors in the area of competition in which the Company is or will be operating. State why the Company believes it can effectively compete with these and other companies in its area of competition.

The industry in which the Company is selling and expects to sell its products and services is the Sump Pump industry within North America. This market is rather stable because most of the units are used in basements, and building code requirements have set the pattern for the product for several years. However, as building code requirements change, and multiple pumps are utilized, as well as having the industry create other uses for these pumps. In particular, as discussed above, in regard to the new on-site research program at the Zoeller Company, construction has recently sought alternatives to sewers in the on-site (waste water) market. The Company already supplies many products to the building and construction industry and as that industry grows and seeks new waste water pumping products and technologies, the Company will be prepared to make refinements to its current products.

The major competitors to the Company in its current North American market are Aurora Pump and F.E. Meyers Company. These and other, smaller, competitors are described below.

A. Aurora Pumps: designs and manufactures pumps, motors and accessories. Aurora produces centrifugal liquid handling pumps used by the chemical, petro-chemical, refining, pulp and paper, utilities and mining industries. This Company sells its products in national and international markets.

B. F.E. Meyers Company: designs and manufactures pumps, motors and accessories. The Company makes submersible and jet water pumps for forms, residential and commercial uses. The Company also produces centrifugal liquid handling pumps used by the chemical, petro-chemical, refining, pulp and paper, utilities and mining industries. F.E. Meyers sells its pumps in national and international markets.

C. Duriron Company, Inc.: designs, manufactures and markets fluid movement and control equipment, mainly pumps and valves for use in manufacturing processes that involve corrosive liquids and gases. This company also makes and sells complex filtration devices, spare parts and industrial waste water treating packages for the chemical process industry.

D. Essef Corporation: designs, produces and sells products made from engineered plastics and specialized polymers combines with fiberglass and other reinforced materials. Principal products include pressure vessels, water filters, pumps and related accessories, all of which are used in swimming pools and spas. This company maintains water treatment and systems equipment.

E. Gorman-Rupp Company: manufactures pumps. This company produces liquid handling pumps with capacities of 1 to 200 gallons per minute. Gorman's pumps are used in construction, waste handing, petroleum moving, air craft refueling, fire fighting and irrigation applications in the United States and Canada. This company also produces related equipment, including valves and motors.

F. Goulds Pumps, Inc.: designs and manufactures pumps, motors and accessories. This company produces centrifugal liquid handling pumps used by the chemical, petro-chemical, refining, pulp and paper, utilities and mining industries. Goulds also makes submersible and jet water pumps for farms, residential and commercial uses. This company sells its pumps internationally.

G. Met-Pro Corporation: through its divisions and subsidiaries, manufactures products for industrial, commercial and residential markets. This company's products include pollution control systems and allied equipment for purification for air and liquids, and fluid handling equipment for corrosive abrasive and high temperature liquids. Met-Pro's products are sold in many countries worldwide.

H. Robbins & Meyers, Inc.: is a global manufacturer and marketer of fluids, managements, products and systems for the process industries including chemical, pharmaceutical, water and wastewater treatment, oil and gas recovery, pulp and paper, food and beverage and mining. Primary products are glass-lined vessels, pc pumps, mixers and agitators, power sections and fluoropolymer products.

All eight companies are larger than Zoeller Company, with median sales of approximately $276,000,000.00. Zoeller's net sales in 2000 were approximately $66,000,000.00 for the year ended December 31, 2000.

The Company's current competition with these and smaller competitors remains amicable due to the size and diversity of the market to which they all supply pumping equipment of many different sorts.

In regard to the global market to which the Company's products are addressed, 97% of such is within North America (including Canada and Central America) and 3% is in other countries within the hemisphere and abroad.

The competitive strength of the Company in its current market is the quality of its product and its excellent service reputation and delivery process. Because of the age of the Company and its experience in producing pumping hardware, the quality of Zoeller Company pumps is known throughout its market place. A combination of its price and quality of its product to value to its customers.

Although the market is highly price sensitive, Zoeller's long history of quality products made of cast iron and the best service in the industry allows us to be a market leader. The Company is not the sole source for these products, but its experience in producing such and the fact that the total product is produced in one plant lend not only to easier quality controls but also avoid the pricing impact of shipping parts for additional assembly among several manufacturing sights.

Note: **Because this Offering Circular focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.**

(d) **Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or in developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort, which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.**

The Company's products are marketed nationally by independent manufacturer's representatives. These are non-employee, commission salesmen. Some of the representatives, primarily on the West Coast, are stocking representatives that operate on a consignment basis. Foreign sales (beyond North America) represent less than 3% of sales.

Residential pumps are marketed through two primary distribution channels. The "Zoeller" brand name products are distributed through plumbing wholesalers to the professional market place. Zoeller added a retail line of pumps under the HiLo name in 1983 to serve the do-it-yourself market. The HiLo products, which are similar in price and quality to the "Zoeller HiLo" products, are marketed in retail distribution chains, primarily do-it-yourself retailers. HiLo sales represent about 7% of total sales.

Well pumps are sold through two primary distribution channels. The "Flint & Walling" brand name products are distributed through plumbing wholesalers. The "Star" brand is distributed through the retail market.

The Company markets through independent manufacturing representatives. The network of independent manufacturing representatives, in turn, utilizes placement of advertisements for Company products in industry catalogs as well as relying upon calls to Company customers in regard to servicing existing products and supplying additional needs of customers. The markets focused on are the Company's core plumbing/heating wholesale customers, mass marketers, and home hardware centers. Industrial customers are also a focus of the manufacturers representative network. Compensation for the manufacturers representative utilized by the Company is purely on a commissions basis.

The Company's product development and supply forecast are based upon internal assessment of customer needs and are sensitive to the feedback of customers received both directly and through the marketing representatives network. No recent market study has been completed by the Company, other than an overview in late 1996 of prospects for the future.

The breadth and diversity of the Company's customers have resulted in the Company not having any major customer, based upon existing orders, which would constitute 20% or more of the Company's sales at any time. Distribution of products is based upon an as-needed order structure from the customers with no long standing, major supply contract with any one customer.

(e) State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.

As of 6 / 30 / 01 $0
(a recent date)

As of 6 / 30 / 01 $0
(one year earlier)

Explain the reason for significant variations between the two figures, if any. Indicate what types and amounts of orders are included in the backlog figures. State the size of typical orders. If the Company's sales are seasonal or cyclical, explain.

(f) State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.

LOCATION	PRESENT	NEXT 12 MONTHS
Louisville Admin./other	89	89
F&W Admin./other	75	75
Indiana Admin./other	5	5
Total Corporate Admin./other	169	169
Louisville Plant	156	156
F&W Plant	100	95
Indiana Plant	30	32
Total Corporate Plant	286	281

The increases in employees at the Louisville locations are subject to collective bargaining. as well as 156

1-A pg.0037

of the employees in the Corporate Plant. The current collective bargaining agreements expire on December 1, 2002.

The plant workers who are union employees continue to have good relations with the Company.

No supplemental benefit programs or incentive arrangements are in place for employees other than the bonuses and profit sharing plan currently in place.

(g) **Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties that Company intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.**

Zoeller Company owns its own pump manufacturing facility in Louisville, Kentucky on approximately 14.5 acres in a light industrial zone, on Old Miller Lane (facility is approximately 184,000 square feet).

The Company's current equipment used in manufacturing of its products consist of machine tools for fabricating the products and for warehousing of said products prior to sale. The Company employs no lease equipment in its manufacturing. The machinery consists of standard metal fabrication, cutting and assembly operational equipment and ancillary equipment for warehousing and handling of manufactured products.

Zoeller Company, through its subsidiary Lincoln Industries, owns its facility in Booneville, Indiana which consists of a 30,000 square foot manufacturing facility located on an approximately 6 acre site.

Zoeller Company, through its subsidiary, Flint & Walling, Inc., lease a plant and office building with approximately 180,000 square footage. The lease is for a term of four (4) years expiring 2004 and the monthly rent is $22,354.16. Zoeller Company has an option to extend the term for two (2), three-year-periods.

The Company has no immediate plans to acquire other companies or additional property or equipment in the immediate future.

(h) **Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.**

Although patents do not play a major role in our industry, quality, uniqueness, and innovation do. Historically our Research and Development expenses have been minimal, however we expect, under a new program of pure research, that the R&D expenses for the Company will increase slightly. The new research facility has been completed at the Louisville location at a cost of approximately $500,000.

R&D expenditures for 1999 by the Company were less than 1% of gross sales - approximately $350,000 to $400,000. It is anticipated that an increase in R&D expenditures up to approximately 1.5% to 2% of gross sales (approximately $1,000,000 to $1,250,000) will occur within the next several years.

(i) **If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicate the nature and extent of regulation and**

its effects or potential effect upon the Company.

No such material regulation.

(j) State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.

The Zoeller Company has two wholly owned subsidiaries, Lincoln Industries, a plastic molding facility, located in Booneville, Indiana and Flint & Walling, a pump manufacturing company, Kendallville, Indiana. Lincoln's sales are approximately 4% of the Company's consolidated sales, and are made up of approximately 25% outside sales to other companies and 75% to the Company (in the form of parts used in Company product lines). Lincoln's sales results are included in the Company's consolidated financial statements. Flint & Walling sales are approximately 33% of Zoeller Company consolidated sales. Purchase was finalized October 2, 2000.

(k) Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this Offering Circular accordingly).

In the last five years, the Zoeller Company has made three asset acquisitions, the HomeGuard Pump Company, in November 1995 for approximately $240,000, Aquanot in January 1998 for approximately $1,500,000 and Flint & Walling, Inc. in October 2000 for approximately $15,000,000. The source of funds for HomeGuard was a no interest debt obligation from the former owner of Home Guard that was paid through payment of $40,000 upon purchase and $40,000 per year for 5 years. The source of funds for Aquanot was a 5 year debt obligation from the former owner of Aquanot that was paid through payments over 5 years. The Flint & Walling acquisition required approximately a $7.5 million dollar, five-year-term, debt obligation.

At the end of 1996 Zoeller Company undertook to: (i) retire Class B stock in existence at that time and (ii) implement a stock dividend plan through which every owner of one share of Class A voting stock would receive two shares of Class Z (non-voting) stock. The reason for the retirement of the Class B stock was that it had a repurchase preference associated with it that was no longer needed. Classes A and B were initially created when a change in ownership within the family necessitated that certain stockholders have a right to sell their shares back to the Company in certain circumstances. By 1996 the necessity for the difference in voting shares in regard to resale preference was no longer needed.

The stock dividend which also was undertaken at the end of 1996 is described elsewhere in this document. The stock dividend was not undertaken in anticipation of this offering. It was determined at the end of 1996 that a second class of stock which would not have voting rights would be advantageous to the Company in regard to spreading ownership of shares to other parties and allowing greater creativity in estate planning for owners of Class A securities.

Although the Company is not currently, actively seeking acquisitions it will always consider possible strategic alliances or acquisitions where it feels, in future, that it needs to broaden product appeal and strengthen its product mix. The Company, generally, supports long term diversification into other related market areas involving pumping products. The Company does not currently anticipate any mergers, acquisitions, spin offs or recapitalization.

4. **(a) If the Company was not profitable during its last fiscal year, list below in chronological order the event which in managements, opinion must or should occur or the milestones which in management's opinion the**

Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.

Not applicable - Zoeller Company profitable during last fiscal year.

(b) State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs. (See Question Nos. 11 and 12)

Not applicable - Zoeller Company profitable during last fiscal year.

Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.

OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

5. **What were net, after-tax earnings for the last fiscal year? (If losses, show in parenthesis.)** Total Shares = 4,147,410

Total $ 4,796,156.00 [$ 1.156 per share]

6. **If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.**

Offering Price Per Share / Net After-Tax Earnings Last Year Per Share	=	12.97 (price/earnings multiple)	(total shares = 4,147,410)

7. **(a) What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.**

$ 27,826,000.00 ($ 6.71 per share) [Figures as of 12/31/01]

If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.

(b) State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the Company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.)

Not applicable – the company has not sold any securities during the last 12 months.

8. **(a) What percentage of the outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.)**

If the maximum is sold: n/a %

If the minimum is sold: n/a %

(b) **What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)**

If the maximum is sold: n/a
If the minimum is sold: n/a *

*Same as above, share number will not change.

Note: **After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.**

USE OF PROCEEDS

9. (a) **The following table sets forth the use of the proceeds from this offering:**

The Zoeller Company will receive no proceeds from this offering. This Continuous or Delayed Regulation A filing was initiated to provide the affiliates of the Company listed in Item 1(g) of Part I with the opportunity to sell their individual shares of Zoeller stock.

(b) **If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column □If Maximum Sold□ will be used.**

Not applicable.

Note: **After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.**

10. (a) **If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain.**

Not applicable.

(b) **If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness.**

Not applicable.

(c) **If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.**

Not applicable.

(d) **If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain:**

Not applicable - no amount will be used to reimburse any officer, director, employee or stockholder.

11. **Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.**

The Zoeller Company does not have or anticipate any cash flow problems. The Company has no sign of trade payables that have not been paid and the Company is not subject to any unsatisfied judgements.

12. **Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.**

Not applicable.

If any substantial portion of the proceeds has not been allocated for particular purposes, a statement to that effect as one of the Use of Net Proceeds categories should be included together with a statement of the amount of proceeds not so allocated and a footnote explaining how the Company expects to employ such funds not so allocated.

CAPITALIZATION

13. **Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom:**

	Amount Outstanding as of: 6/30/01 (date)	As Adjusted Minimum	As Adjusted Maximum
Debt:			
Short-term debt (average interest rate 9.5 %)	$ 233,437	$	$
Long-term debt (average interest rate 9.5 %)	$ 3,526,919	$	$
Total debt	$ 3,760,356	$	$
Stockholders equity (deficit):			
Preferred stock - par or stated value (by class of preferred in order of preferences)			
	$	$	$
	$	$	$
	$	$	$
Common stock - par or stated value	$ 602,975	$ 602,975	$ 602,975
Additional paid in capital	$	$	$
Retained earnings (deficit)	$26,227,656	$26,227,656	$26,227,656
Total stockholders equity (deficit)	$30,500,087	$30,500,087	$30,500,087
Total Capitalization	$34,260,443	$34,260,443	$34,260,443
	$	$	$

Number of preferred shares authorized to be outstanding: No preferred stock issued.

Number of common shares authorized: 1,500,000 voting Class A common shares and 18,500,000 non-voting Class Z common shares **shares. Par or stated value per share, if any:** $ no par value

Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights: -0- **shares.**

DESCRIPTION OF SECURITIES

14. The securities being offered hereby are:

1-A pg.0042

Common Stock - Either voting (Class A), non-voting (Class Z) or both (in indicated amounts) may be sold by affiliated shareholders named below:

The shareholders potentially offering shares under this Regulation A filing, the number of shares that they may offer and the total price thereof are listed below:

	Securities that may be sold under Reg. A		Proposed Sales Price @ $26.00	
NAME (Affiliates, Control Group not listed)	CLASS A	CLASS Z	CLASS A	CLASS Z
1. D. Fleming	0	2,000	$ 0	$ 52,000
2. R. Ragland	0	1,000	$ 0	$ 26,000
3. J. Zoeller	0	5,000	$ 0	$ 130,000
4. K. E. Zoeller	0	1,000	$ 0	$ 26,000
5. G. A. Dueffert & S. M. Dueffert	0	6,964	$ 0	$ 181,064
6. M. Babrowski	0	64	$ 0	$ 1,664
7. Barr Schular	0	0	$ 0	$ 0
8. M. H. Palmer and K. Palmer Jt	0	400	$ 0	$ 10,400
9. C.F. Bailey	0	1,000	$ 0	$ 26,000
10. B. Zoeller	0	1,000	$ 0	$ 26,000
11. Raymond P. Zoeller	0	16,000	$ 0	$ 416,000
12. Robert F. Zoeller Trust	0	2,500	$ 0	$ 65,000
13. C. W. Zoeller Trust	0	9,837	$ 0	$ 255,762
14. Zoeller Family Limited Partnership	0	10,927	$ 0	$ 284,102
15. Edward Grant	0	0	$ 0	$ 0
16. Dale W. Dodrill	0	0	$ 0	$ 0
Grand Total	0	57,692	$ 0	$1,499,992

15. These securities have:

	Class A	Class Z
Cumulative Voting Rights	Yes	No Voting Rights
Other Special Voting Rights	None	None
Preemptive rights to purchase in new issues of shares from their class	Yes	Yes*
Preference as to dividends or interest	None	None
Preference upon liquidation	None	None

*The Articles of Incorporation of the Company provide that shareholders of Class A shares shall have preemptive rights in regard to the issuance of additional Class A shares and Class Z shareholders shall have the preemptive right in regard to issuance additional of Class Z shares. If the Company decides to issue additional shares of Class A or Class Z stock, the current shareholders of those classes will be provided a fair and reasonable opportunity to exercise a right to acquire proportional amounts of the new issue of said shares of whichever class of securities they currently own, in proportion to their current ownership in said class. In regard to exercise of the preemptive right by either a Class A shareholder or a Class Z shareholder, any such exercise is subject to the approval of a majority vote of the holders of that class of shares. This preemptive right means that current owners of shares of either class will keep their pro rata ownership status, unless they determine to sell. Possibility change in control of the Company is lessened.

A shareholder can, of course, waive his preemptive right by written notification to the Company. The preemptive rights granted to shareholders of each class do not cover shares issued as compensation to directors, officers, agents or employees of the corporation or shares issued to satisfy option rights which may be created to provide compensation to directors, officers, agents or employees or in the case of shares sold otherwise than for money (as provided in Section 27(b).6-300 of the Kentucky Revised Statutes.

16. **Are the securities convertible?** [ ] Yes [x] No

If so, state conversion price or formula.
Date when conversion become effective: ___/___/___
Date when conversion expires: ___/___/___

17. (a) **If securities are notes or other types of debt securities:**

Not Applicable - the securities are not notes or other types of debt securities.

(1) **What is the interest rate?** ________%
If interest rate is variable or multiple rates, describe: N/A

(2) **What is the maturity date?** ___/___/___
If serial maturity dates, describe: N/A

(3) **Is there a mandatory sinking fund?** [ ] Yes [ ] No
Describe: N/A

(4) **Is there a trust indenture?** [ ] Yes [x] No
Name, address and telephone number of Trustee

(5) **Are the securities callable or subject to redemption?** [ ] Yes [ ] No
Describe, including redemption prices: N/A

(6) **Are the securities collateralized by real or personal property?** [ ] Yes [ ] No **Describe:** N/A

(7) **If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination.** N/A

How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or principal? $ N/A

How much indebtedness shares in right of payment on an equivalent (pari passu) basis? $ N/A

How much indebtedness is junior (subordinated) to the securities? $ N/A

(b) **If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earnings" mean pretax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest** factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities. N/A - the securities are not notes or other types of debt securities.

Last Fiscal Year

	Actual	Pro Forma Minimum	Pro Forma Maximum
"Earnings" / "Fixed Charges" =	N/A		
If no earnings show "Fixed Charges" only			

Note: Care should be exercised in interpreting the significance of the ratio of earnings to fixed charges as a measure of the □coverage□ of debt service, as the existence of earnings does not necessarily mean that the Company's liquidity at any given time will permit payment of debt service requirements to be timely made. See Question Nos. 11 and 12. See also the Financial Statements and especially the Statement of Cash Flows.

Not applicable.

18. **If securities are Preference or Preferred stock:** Not applicable - securities offered are not preference or preferred stock.

Are unpaid dividends cumulative? [ ] Yes [x] No
Are securities callable? [ ] Yes [x] No
Explain:

Note: Attach to this Offering Circular copies or a summary of the charter, bylaw or contractual provision or document that gives rise to the rights of holders of Preferred or Preference Stock, notes or other securities being offered.

19. **If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise:** None.

20. **Current amount of assets available for payment of dividends if deficit must be first made up, show deficit in parenthesis):** $18,204,451.00 (Constituting the retained earnings of the Company which will be available of dividends when, and if, declared, after subtracting short and long term deficit of $8,249,460.)

PLAN OF DISTRIBUTION

Due to the fact that the Zoeller Company will receive no proceeds from this filing or the subsequent sale of any of the securities offered by certain shareholders, there is no plan of distribution. The intention of this filing is to allow any of the listed affiliates of the Company (see Question 14), who wishes to sell his or her individually owned stock in the Zoeller Company to sell such under the Regulation A filing, pursuant to the requirements of Regulation A. Each such shareholder will notify Zoeller Company before he or she utilizes this Regulation A filing exemption. Each shareholder will either identify a third party purchaser and the number of such securities to be sold or indicate to the Company the number of securities he or she has informed with a broker other administrative agent (or placed with them) for potential sale

21. **The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are:** Not Applicable.

Name:	________	Name:	________
Address:	________	Address:	________
	________		________
Telephone No.:	( )________	Telephone No.:	( )________

22. Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. (□Finders□ are persons who are compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.) Not applicable.

23. Describe any material relationships between any of the selling agents or finders and the Company or its management.

Not applicable.

Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be appropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

24. If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made: Not applicable. Sale is being made by individual shareholders listed in Question 14.

Name:	____________	Name:	____________
Address:	____________	Address:	____________
	____________		____________
Telephone No.:	( )____________	Telephone No.:	( )____________

25. If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply:

This Regulation A filing is solely for resale of Company securities by affiliates of the Company, as listed above at Question 14. It is not directed at a specific group of purchasers to the Company's knowledge.

Will the certificates bear a legend notifying holders of such restrictions? [ ] Yes [x] No

26. (a) Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised:

Not applicable - no escrow agent.

(b) Date at which funds will be returned by escrow agent if minimum proceeds are not raised:

Not applicable.

Will interest on proceeds during escrow period be paid to investors? [ ] Yes [x] No

27. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined:

There will be no resale restrictions on the securities offered hereunder.

Note: Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.

DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS

28. If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities,

plain how much and when:

A. Dividends Paid 1996-2001:

ZOELLER COMPANY
STOCK DIVIDEND DISTRIBUTION
1996-2001

	OUTSTANDING	DECLARED	TOTAL	TYPE OF DIVIDEND	
DESCRIPTION	SHARES	DIVIDEND/SHARES	PAID	REG	SPEC
FIRST QUARTER	1,129,417.0	0.09	101,647.53	0.09	0.00
SECOND QUARTER	1,124,588.0	0.09	101,212.92	0.09	0.00
THIRD QUARTER	1,124,558.0	0.09	101,210.22	0.09	0.00
FOURTH QUARTER	3,373,674.0	0.26	877,155.24	0.03	0.23
FIRST QUARTER	3,373,674.0	0.04	134,946.96	0.04	0.00
SECOND QUARTER	3,110,686.0	0.04	124,427.44	0.04	0.00
THIRD QUARTER	3,110,686.0	0.04	124,427.44	0.04	0.00
FOURTH QUARTER	3,110,686.0	0.38	1,182,060.68	0.04	0.34
FIRST QUARTER	3,110,686.0	0.05	155,534.30	0.05	0.00
SECOND QUARTER	3,110,686.0	0.05	155,534.30	0.05	0.00
THIRD QUARTER	3,110,686.0	0.05	155,535.30	0.05	0.00
FOURTH QUARTER	4,147,410.0	0.30	1,244,223.00	0.04	0.26
FIRST QUARTER	4,147,410.0	0.05	207,370.50	0.05	0.00
SECOND QUARTER	4,147,410.0	0.05	207,370.50	0.05	0.00
THIRD QUARTER	4,147,410.0	0.05	207,370,.50	0.05	0.00
FOURTH QUARTER	4,147,410.0	0.21	870,956.10	0.05	0.16
FIRST QUARTER	4,147,410.0	0.06	248,844.60	0.06	0.00
SECOND QUARTER	4,147,410.0	0.06	248,844.60	0.06	0.00
THIRD QUARTER	4,147,410.0	0.06	248,844.60	0.06	0.00
FOURTH QUARTER	4,147,410.0	0.29	1,202,748.90	0.06	0.23
FIRST QUARTER	4,147,410.0	0.07	290,318.70	0.07	0.00
SECOND QUARTER	4,147,410.0	0.07	290,318.70	0.07	0.00
THIRD QUARTER					
FOURTH QUARTER					
			$9,383,894.43		

B. Tender Offer: Company Tender Offer effective May 5, 1997, resulted in 8,248 shares of Class A and 254,740 shares of Class Z being purchased from shareholders (all shareholders were solicited). Total value of tender offer was $2,958,615.00 ($11.25 per share).

OFFICERS AND KEY PERSONNEL OF THE COMPANY

iief Executive Officer: **Title:** C.E.O.

ime: John A. Zoeller **Age:** 43

Office Street Address: 3649 Cane Run Road., Lou., KY 40211-1961
Telephone No.: (502) 778-2731

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Zoeller Company Secretary since 1982, Director since 1982; Zoeller Company Operations Coordination Manager.

Education (degrees, schools, and dates): University of Louisville (BA (1979)), Licensed Professional Engineer (1982).

Also a Director of the Company [x] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

30. **Chief Operating Officer:** **Title:** President

Name: Bobby M. Ragland **Age:** 61

Office Street Address: 3649 Cane Run Rd., Lou., KY 40211-1961
Telephone No.: (502) 778-2731

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.
Zoeller Company Vice President.

Education (degrees, schools, and dates): 1963 University of Louisville no degree/licensed industrial engineer in State of Kentucky

Also a Director of the Company [x] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time: Full time.

31. **Chief Financial Officer:** **Title:** Vice President, Controller

Name: Edward Grant **Age:** 54

Office Street Address: 3649 Cane Run Rd., Lou., KY 40211-1961
Telephone No.: (502) 778-2731 (ext. 8206)

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.
Controller for Zoeller Company since 1978.

Education (degrees, schools, and dates): BA University of South 1967, MBA University of Kentucky 1969.

Also a Director of the Company [ ] Yes [x] No

Indicate amount of time to be spent on Company matters if less than full time: Full time.

32. **Other Key Personnel:**

(A) **Name:** Gregory A. Dueffert **Age:** 53

Title: Vice President/Secretary

Office Street Address: 3649 Cane Run Rd., Lou., KY 40211-1961
Telephone No.: (502) 778-2731

1-A pg.0048

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Assistant Secretary in 1987.

Education (degrees, schools, and dates):

BS in Engineering Management/Mechanical Engineering University of Louisville – 1975.

Also a Director of the Company [ ] Yes [x] No

Indicate amount of time to be spent on Company matters if less than full time:

(B) Name: Kenneth E. Zoeller **Age:** 54

Title: Vice President/Treasurer

Office Street Address:
3649 Cane Run Rd., Lou., KY 40211-1961

Telephone No.: (502) 778-2731

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.
Vice President

Education (degrees, schools, and dates):

Certificate of Technology in Mechanical Engineering, University of Louisville (1972), BS, Business Administration University of Louisville (1980).

Also a Director of the Company [ ] Yes [x] No

Indicate amount of time to be spent on Company matters if less than full time: Full time.

(C) Name: Charles F. Bailey **Age:** 45

Title: Vice President

Office Street Address:
3649 Cane Run Rd., Lou., KY 40211-1961

Telephone No.: (502) 778-2731

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.
Vice President. Previous title was Production Manager.

Education (degrees, schools, and dates):

University of Louisville (1976), Bachelor of Science of Commerce, major in business, minor in marketing.

Also a Director of the Company [ ] Yes [x] No

Indicate amount of time to be spent on Company matters if less than full time: Full time.

The term "key personnel" means persons such as vice presidents, production managers, sales managers, or research scientists and similar persons, who are not included above, but who make or are expected to make significant contributions to the business of the Company, whether as employees, independent contractors, consultants or otherwise.

DIRECTORS OF THE COMPANY

33. **Number of Directors:** 9 **If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain:**

34. **Information concerning outside or other Directors (i.e. those not described above):**

(A) **Name:** Sharon M. Dueffert **Age:** 45

Title: Director

Office Street Address: 3649 Cane Run Rd., Lou., KY 40211-1961 **Telephone No.:** (502) 778-2731

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

Mrs. Dueffert graduated with honors from University of Louisville, May 1981 with a Bachelor of Science of Commerce Degree. Mrs. Dueffert's major is in Marketing. She has worked for Zoeller thirteen years in a variety of areas. She has also served on the Board of Directors for Holy Cross High School for six years, two of which she was Chairman. She has also been a Girl Scout leader for eight years.

(B) **Name:** Mitchell H. Palmer **Age:** 47

Title: Director

Office Street Address: 3649 Cane Run Rd., Lou., KY 40211-1961 **Telephone No.:** (502) 778-2731

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

Mr. Palmer is a Certified Public Accountant and is Secretary and Treasurer of Eminence Speaker Corporation, a manufacturer of loudspeakers. Prior to his joining Eminence Speaker in 1993, he had been in public accounting for 19 years. Mr. Palmer received a Bachelor of Science degree in Accounting from Murray State University in 1973. He currently serves on the Board of Directors of the Louisville Advanced Technology Council and the Kentucky Technology Service.

(C) **Name:** Barr Schuler **Age:** 58

Title: Director

Office Street Address: 3649 Cane Run Rd., Lou., KY 40211-1961 **Telephone No.:** (502) 778-2731

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

Mr. Schuler is retired from Thomas Industries, Inc. after 32 years of service. Mr. Schuler served as Vice President and Treasurer, Chief Financial Officer, and Senior Vice President Corporate Development and Acquisitions. He has been on the Board of Directors of Jefferson Banking Company since 1994. He is a graduate of Xavier University with a B.S.B.A. degree.

(D) Name: Bruce E. Zoeller Age: 46

Title: Director

Office Street Address: 3649 Cane Run Rd., Lou., KY 40211-1961

Telephone No.: (502) 778-2731

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

Mr. Zoeller is the President of D.P. Specialists, Inc., a firm providing custom programming and computer support to local companies for eight and one-half years. He completed a B.S. degree in Business Computer Technology in 1985 at University of Louisville Speed School. Bruce is a member of two business advisory groups in Louisville.

(E) Name: Raymond P. Zoeller Age: 31

Title: Director

Office Street Address: 3649 Cane Run Rd., Lou., KY 40211-1961

Telephone No.: (502) 778-2731

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

Mr. Zoeller, a graduate of University of Louisville Business School, majored in Finance. He is currently working as a New Product Manager for Zoeller Company. He has served on the Board since 1989 and has worked at the Company since 1992 in several different departments.

(F) Name: Dale W. Dodrill Age: 57

Title: Director

Office Street Address: 3649 Cane Run Rd., Lou., KY 40211-1961

Telephone No.: (502) 778-2731

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

Mr. Dodrill is currently the president of Thomas Transportation Group, Inc. which is a startup flatbed freight service. Prior to joining Thomas Transportation Group, he was Chairman, President and C.E.O. of American Synthetic Rubber Corporation, where he was employed for 17 years. Mr. Dodrill received his MSIE from West Virginia University in 1968 and his BSIE from West Virginia University in 1966.

(G) Name: Donald R. Fleming Age: 66

Title: Chairman of the Board of Directors

Office Street Address: 3649 Cane Run Rd., Lou., KY 40211-1961

Telephone No.: (502) 778-2731

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Zoeller Company President and C.O.O. prior years.

Education (degrees, schools, and dates):

University of Louisville, BS 1971.

35. (a) Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company?

[ ] Yes [x] No Explain:

(b) None of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry.

(c) The Company is currently operating.

(d) None of the Company's key personnel are consultants or other independent contractors.

(e) If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse.

The Company owns a $1 million split dollar life insurance policy on Robert F. Zoeller. Mr. Zoeller is no longer an officer or director of the Company. Proceeds are payable to the Company.

36. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions. Not applicable.

Note: After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

PRINCIPAL STOCKHOLDERS

37. Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.

Record Owners of 10% or more of any class of Zoeller Company Equity Securities*
(As of 7/13/01)

	Class A Stock		Class Z Stock		Total Stock	
Name	#	%	#	%	#	%
Robert F. Zoeller Trustee of RFZ Revc Trust Dated 5/29/96	251,770	16.92	31,596	1.19	283,366	6.83
Clara W. Zoeller Trustee of CWZ Revc Trust Dated 5/29/96	118,549	7.97	240,056	9.03	358,605	8.65
Zoeller Family Limited Partnership	0	0	266,666	10.03	266,666	10.03

Beneficial Owners of 10% or more of any class of Zoeller Company Equity Securities (as of 7/13/01)*

	Class A Stock		Class Z Stock		Total Stock	
Name	#	%	#	%	#	%
Robert F. Zoeller Trustee of RFZ Revc Trust Dated 5/29/96	251,770	16.92	31,596	1.19	283,366	6.83
Clara W. Zoeller Trustee of CWZ Revc Trust Dated 5/29/96	118,549	7.97	240,056	9.03	358,605	8.65
Zoeller Family Limited Partnership	0	0	266,666	10.03	266,666	10.03

*Although figures on the two Trusts set forth above show ownership under 10% individually, the fact that R.F. Zoeller and C.W. Zoeller are married may be deemed to create a sufficient control factor so as to result in influence by either or both on the combined shares (or some portion thereof).

As to these owners:
Office Street Address: 3649 Cane Run Rd., Lou., KY 40211-1961
Telephone No.: (502) 778-2731
Principal occupation: Retired

38. **Number of shares beneficially owned by Officers and Directors as a group (including the controlled group of each; i.e. stocks owned by spouses and minor children):**
Before offering: 781,918 **shares (** 18.85 **% of total outstanding)**
After offering: **a) Assuming minimum securities sold:** ________ **shares (**______% of total outstanding)
b) Assuming maximum securities sold: 34,428 **shares (** .83 % of total outstanding)

(Assume all options exercised and all convertible securities converted.)

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39. (a) **If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe.**
1. Robert F. Zoeller - Principal Stockholder (retired President and CEO) - Father
2. Clara W. Zoeller - Principal Stockholder - Mother
3. Bruce E. Zoeller - Director - Son/Brother
4. Sharon Zoeller Dueffert - Director - Daughter/Sister
5. John A. Zoeller - Director and CEO - Son/Brother
6. Raymond P. Zoeller - Director - Son/Brother
7. Gregory A. Dueffert - Vice President/Secretary - Son-in-Law/Brother-in-Law
8. Kenneth E. Zoeller - Vice President/Treasurer - Nephew

(b) **If the Company has made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.**

Not applicable.

(c) **If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.** Not applicable.

40. (a) **List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:**

	Payroll W2	Mileage W2	Total W2's
Don Fleming	251169.23	1968.63	253137.86
Bob Ragland	205979.07	3743.88	209722.95
John Zoeller	189598.22	906.94	190505.16
Greg Dueffert	141646.20	1466.34	143112.54
Ken Zoeller	170288.97	740.04	171029.01
Ed Grant	124715.42	1687.51	126402.93
Mike Babrowski	135684.60	2356.00	138040.60
Frank Bailey	89192.98	0.00	89192.98

(b) **If remuneration is expected to change or has been unpaid in prior years, explain:** No change expected.

(c) **If any employment agreements exist or are contemplated, describe:** No Employment Agreements exist or are contemplated.

41. (a) **Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights: __No__ shares (__0__% of total shares to be outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities). Indicate which have been approved by shareholders. State the expiration dates, exercise prices and other basic terms for these securities:** None.

(b) **Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants: __0__ shares.**None.

(c) **Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders.** None.

42. **If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination:** No arrangement of this nature with key personnel.

Note: *After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.*

LITIGATION

43. **Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations.** No such material litigation.

FEDERAL TAX ASPECTS

44. **If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor.** The Company is not an S corporation.

Name of Tax Advisor: ____________________
Address: ____________________
Telephone No.: ( )___-_____

Note: **Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.**

MISCELLANEOUS FACTORS

45. Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete. None.

FINANCIAL STATEMENTS

46. The 1999 and 2000 audited financial statements are attached.

MANAGEMENTS DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

47. If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes. Not applicable.

48. Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of Management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible.

The acquisition of Flint & Walling, finalized October 2, 2000, will broaden Zoeller Company's line of products into the potable water industry. The earnings per share should go up over the next 12 months.

There are no current changes in the underlying economics of the industry.

49. If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year: 32 %. What is the anticipated gross margin for next year of operations? Approximately 32 %. If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.

50. Foreign sales as a percent of total sales for the last fiscal year: 2 %. Domestic government sales as a percent of total domestic sales for last fiscal year: 1 %. Explain the nature of these sales, including any anticipated changes:

Foreign sales are made only to Canada and Korea. Products sold to foreign purchasers are consistent with domestic products. It is not anticipated that any significant changes will occur in regard to foreign sales or domestic government sales.

Part F/S

The following financial statements of the issuer, or the issuer and its predecessors or any businesses to which the issuer is a successor shall be filed as part of the offering statement and included in the offering circular which is distributed to investors.

Such financial statements shall be prepared in accordance with generally accepted accounting principles (GAAP in the United States. If the issuer is a Canadian company, a reconciliation to GAAP in the United States shall be filed as part of the financial statements.

Issuers which have audited financial statements because they prepare them for other purposes, shall provide them.

The Commission's Regulation S-X, 17 CFR 210.1 et seq. relating to the form, content of and requirements for financial statements shall not apply to the financial statements required by this part, except that if audited financial statements are filed, the qualifications and reports of an independent auditor shall comply with the requirements of Article 2 of Regulation S-X.

(1) Balance Sheet - as of a date within 90 days prior to filing the offering statement or such longer time, not exceeding 6 months, as the Commission may permit at the written request of the issuer upon a showing of good cause; for filings made after 90 days subsequent to the issuer's most recent fiscal year, the balance sheet shall be dated as of the end of the most recent fiscal year. (Attached at page 30 (including 17 pages))

ZOELLER COMPANY AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2000 and 1999

CONTENTS

DMLO

Deming, Malone, Livesay & Ostroff
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
Zoeller Company
Louisville, Kentucky

We have audited the accompanying consolidated balance sheet of Zoeller Company and Subsidiaries as of December 31, 2000, and the related consolidated statements of income, retained earnings, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The financial statements of Zoeller Company and Subsidiary as of December 31, 1999, were audited by other auditors whose report dated February 25, 2000, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Zoeller Company and Subsidiaries as of December 31, 2000, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Deming, Malone, Livesay & Ostroff

Louisville, Kentucky
February 7, 2001

1-A pg.0058

9300 Shelbyville Road • Suite 1100 • Louisville, Kentucky 40222-5187 • Phone: (502) 426-9660 • Fax: (502) 425-0883

KPMG

Independent Auditors' Report

The Board of Directors and Stockholders
Zoeller Company:

We have audited the accompanying consolidated balance sheet of Zoeller Company and subsidiary (the Company) as of December 31, 1999, and the related consolidated statements of income, stockholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Zoeller Company and subsidiary as of December 31, 1999, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Louisville, Kentucky
February 25, 2000

1-A pg.0059

ZOELLER COMPANY AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
December 31, 2000 and 1999

ASSETS	2000	1999
CURRENT ASSETS		
Cash and cash equivalents (Note 7)	$ 3,955,473	$ 1,819,591
Short-term investments (Note 7)	6,474,775	9,170,944
Accounts receivable	7,975,908	5,267,536
Inventories (Note 2)	15,432,192	5,840,117
Deferred tax asset (Note 4)	698,000	569,801
Prepaid expenses and other current assets	250,959	64,726
Total current assets	34,787,307	22,732,715
PROPERTY, PLANT AND EQUIPMENT, at cost (Note 3)		
Land	329,255	329,255
Buildings and improvements	6,421,485	5,673,140
Machinery and equipment	7,615,691	6,394,191
Office equipment	2,108,441	1,839,627
Transportation equipment	315,504	220,956
	16,790,376	14,457,169
Less accumulated depreciation	8,125,058	7,082,602
	8,665,318	7,374,567
OTHER ASSETS		
Goodwill, less accumulated amortization	1,554,024	790,255
Cash surrender value of life insurance	247,981	223,795
	1,802,005	1,014,050
	$45,254,630	$31,121,332

See Notes to Consolidated Financial Statements.

LIABILITIES AND STOCKHOLDERS' EQUITY	2000	1999
CURRENT LIABILITIES		
Current portion of long-term debt (Note 3)	$ 263,873	$ 212,360
Accounts payable	2,851,852	1,715,631
Dividends payable	1,202,749	870,956
Payroll, payroll taxes and related liabilities	1,552,383	1,056,104
Employee bonuses and profit-sharing accruals	2,351,766	1,700,000
Accrued warranty expense	802,550	700,454
Income taxes payable (Note 4)	1.439	342.536
Total current liabilities	9.026.612	6.598.041
LONG-TERM DEBT (Note 3)	8.338.009	490.042
DEFERRED TAX LIABILITY (Note 4)	64.000	144.135
COMMITMENTS AND CONTINGENCIES (Notes 4, 5 and 7)		
STOCKHOLDERS' EQUITY (Note 6)		
Common stock A, without par value, 1,500,000 shares authorized; 1,488,332 shares issued and outstanding	216,360	216,360
Common stock Z, without par value, 18,500,000 shares authorized; 2,659,078 shares issued and outstanding	386,615	386,615
Retained earnings	27.223.034	23.286.139
	27.826.009	23.889.114
	$45.254.630	$31.121.332

ZOELLER COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

Years Ended December 31, 2000 and 1999

	2000	1999
Gross sales	$65,841,999	$59,052,673
Less freight, discounts, allowances and rebates	4,875,457	4,191,713
Net sales	60,966,542	54,860,960
Cost of goods sold	39,437,374	36,070,727
Gross profit	21,529,168	18,790,233
Expenses:		
Selling, general and administrative	13,607,285	11,648,098
Interest	193,599	76,813
	13,800,884	11,724,911
Other income, net	983,410	430,203
Income before income taxes	8,711,694	7,495,525
Provision for income taxes (Note 4)	2,825,516	2,699,369
Net income	$ 5,886,178	$ 4,796,156

See Notes to Consolidated Financial Statements.

1-A pg.0062

ZOELLER COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

Years Ended December 31, 2000 and 1999

Balance at December 31, 1998	$19,983,050
Net earnings	4,796,156
Cash dividends ($0.36/share)	(1,493,067)
Balance at December 31, 1999	23,286,139
Net earnings	5,886,178
Cash dividends ($0.47/share)	(1,949,283)
Balance at December 31, 2000	$27,223,034

See Notes to Consolidated Financial Statements.

1-A pg.0063

ZOELLER COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2000 and 1999

	2000	1999
Cash flows from operating activities:		
Net earnings	$ 5,886,178	$ 4,796,156
Adjustments to reconcile net earnings to net cash provided by operating activities:		
Depreciation	1,124,880	963,421
Amortization	73,085	60,789
Gain on sale of equipment	(14,835)	(11,113)
Deferred income tax benefit	(208,334)	(61,120)
Interest on short-term investments	(594,157)	(387,427)
Decrease (increase) in accounts receivable	2,721,446	(903,199)
(Increase) decrease in inventories	(2,656,081)	1,527,967
Increase in cash surrender value of life insurance	(24,186)	(26,144)
Increase in accounts payable	480,476	77,867
(Decrease) increase in payroll, payroll taxes and related liabilities	(455,722)	30,347
Increase (decrease) in employee bonuses and profit-sharing accruals	651,766	(395,000)
Increase in accrued warranty expense	39,722	129,247
Change in other current assets and current liabilities, net	(484,905)	6,705
Net cash provided by operating activities	6,539,333	5,808,496
Cash flows from investing activities:		
Purchases of property, plant and equipment	(1,449,006)	(1,754,348)
Proceeds from sale of property, plant and equipment	20,339	33,272
Purchases of short term investments	(3,400,409)	(5,927,027)
Proceeds from sale of short term investments	6,690,735	5,502,400
Purchase of subsidiary (Note 9)	(12,547,100)	-
Net cash used in investing activities	(10,685,441)	(2,145,703)
Cash flows from financing activities:		
Payments on long-term debt	(212,360)	(233,187)
Proceeds from long-term debt	8,111,840	-
Dividends paid	(1,617,490)	(1,866,334)
Net cash provided by (used in) financing activities	6,281,990	(2,099,521)
Net increase in cash and cash equivalents	2,135,882	1,563,272
Cash and cash equivalents at beginning of year	1,819,591	256,319
Cash and cash equivalents at end of year	$ 3,955,473	$ 1,819,591

SUPPLEMENTAL CASH FLOW INFORMATION IN NOTE 8

See Notes to Consolidated Financial Statements.

1-A pg.0064

ZOELLER COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Nature of Business and Significant Accounting Policies

Nature of business:

Zoeller Company and subsidiaries are engaged in a single line of business consisting of manufacturing and selling of pumps on a nationwide basis, primarily to wholesalers.

Summary of significant accounting policies:

Principles of consolidation:

The accompanying consolidated financial statements include the accounts of Zoeller Company and its wholly-owned subsidiaries, Lincoln Industries, Inc. (Lincoln), and Flint & Walling, Inc. (see Note 9). All significant intercompany accounts and transactions have been eliminated in consolidation.

Short-term investments:

Short-term investments include a money market fund and certificates of deposit with maturities of greater than three months. Short-term investments are reported at market value with interest income reported in operations as earned.

Accounts receivable:

The Company considers its accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts has been provided. If amounts become uncollectible, they will be charged to operations when that determination is made.

The Company does not require collateral or other security on accounts receivable. The credit risk on these accounts is controlled through credit approvals, limits and monitoring procedures.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Inventories:

Inventories are stated at cost, determined principally on the LIFO (last-in, first-out) method, which is not in excess of market.

Property, plant and equipment:

Property, plant and equipment include improvements that significantly add to productive capacity or extend useful lives. Depreciation is provided primarily on the straight-line method over the estimated useful lives of the assets as follows:

	Years
Buildings and improvements	15 - 35
Machinery and equipment	5 - 10
Office equipment	5 - 10
Transportation equipment	3 - 5

Goodwill:

Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is amortized on a straight-line basis over the expected periods to be benefited, generally 15 years. The Company assesses the recoverability of this intangible asset by determining whether the amortization of the goodwill balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operations. The amount of goodwill impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting the Company's average cost of funds. The assessment of the recoverability of goodwill will be impacted if estimated future operating cash flows are not achieved.

Research and development:

Research and development costs, which aggregated $296,284 and $387,957 in 2000 and 1999, respectively, are charged to expense as incurred.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Income taxes:

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Statement of cash flows:

For purposes of the statements of cash flows, the Company considers all short-term, highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications:

Certain amounts in the 1999 financial statements have been reclassified to conform to the 2000 presentation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2. Inventories

Inventories consist of the following:

	2000	1999
Raw materials	$ 5,177,759	$2,442,358
Work-in-process	2,700,195	836,057
Finished goods	8,066,731	3,218,238
	15,944,685	6,496,653
LIFO reserve	(512,493)	(656,536)
	$15,432,192	$5,840,117

Note 3. Long-Term Debt

Long-term debt consists of the following:

	2000	1999
Unsecured note payable to Marcus Engineered Products in connection with acquisition of Aquanot, Ltd., payable in monthly installments of $22,500, including interest at 9.5% with final payment due December 2002.	$ 490,042	$ 702,402
Revolving bank note with interest payable at a rate based upon the lower of prime or LIBOR (8.0% at December 31, 2000). The note is unsecured, but has several restrictive covenants and a final maturity of June 12, 2005 (see Note 9).	7,547,100	
Note payable to Old National Bank in monthly installments of $8,929, beginning in April 2001 with interest at 1.25 below the bank's prime rate (7.25% at December 31, 2000), with final payment due in March 2008. The note is secured by real estate.	564,740	
	8,601,882	702,402
Less current portion	263,873	212,360
	$8,338,009	$ 490,042

1-A pg.0068

Principal payments on long-term debt are as follows:

Year ended December 31, 2002	$ 328,528
2003	77,314
2004	83,110
2005	7,636,439
2006	96,036
Thereafter	116,582
	$8,338,009

Note 4. Provision for Income Taxes

The provision for income taxes consists of the following:

	2000	1999
Current:		
Federal	$2,698,041	$2,425,104
State	335,809	335,385
Deferred	(208,334)	(61,120)
	$2,825,516	$2,699,369

Income tax expense differed from the amounts computed by applying the U.S. federal income tax rate of 34 percent to pretax earnings as a result of the following:

	2000	1999
Tax expense computed at federal statutory rates	$2,961,976	$2,548,479
Increase (decrease) in taxes resulting from:		
State income taxes, net of federal income tax benefit	197,792	187,158
Reduction of prior years' overaccrual of federal and state income taxes	(350,293)	(47,941)
Other	16,041	11,673
	$2,825,516	$2,699,369

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2000 and 1999 are presented below:

	2000	1999
Deferred tax assets:		
Accrued self insurance	$ 81,334	$ 66,546
Accrued vacation	324,462	210,446
Accrued warranties	296,703	258,958
Deferred compensation	35,092	61,407
Total gross deferred tax assets	737,591	597,357
Less valuation allowance	-	-
Net deferred tax assets	737,591	597,357
Deferred tax liabilities:		
Inventories, additional costs for tax purposes	39,256	27,556
Plant and equipment differences in depreciation	64,335	144,135
Net deferred tax liabilities	103,591	171,691
Net deferred tax asset	$634,000	$425,666
Classified as follows:		
Current deferred tax asset	$698,000	$569,801
Noncurrent deferred tax liability	64,000	144,135
Net deferred tax asset	$634,000	$425,666

No valuation allowance for deferred tax assets was required as of December 31, 2000 and 1999, nor was there any change in the total valuation allowance for the years ended December 31, 2000 and 1999. The realization of deferred tax assets is dependent upon the Company generating future taxable income when temporary differences become deductible. Based upon historical and projected levels of taxable income, management believes it is more likely than not the Company will realize the benefits of the deductible differences.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5. Pension and Profit-Sharing Plans

The Company has pension and profit-sharing plans covering union and nonunion employees who meet minimum age and service requirements.

The pension plan for union employees is a defined benefit plan. The Company makes annual contributions to the plan equal to the maximum amount deductible for income tax purposes. Contributions to the plan were $18,583 for 2000 and zero for 1999. The obligations and related assets of the plan are not significant due to the freezing of benefits and new participants in 1994 and 1995, respectively.

Pension and profit-sharing contributions for nonunion employees are determined at the discretion of the Board of Directors. Pension and profit-sharing expenses were $725,028 and $518,156 for 2000 and 1999, respectively. In addition, the Company contributes to a 401(k) plan for participating union employees. Such expenses were $34,662 and $38,373 for 2000 and 1999, respectively.

The Company does not offer any postretirement benefits other than the plans described above.

Note 6. Stockholders' Equity

Each class of common stock is subject to the terms of an agreement which establishes, for that class of stock, the price and terms under which the Company would or must sell or buy the shares. Beginning in 1990, the Company employed an independent appraisal firm to determine the price per share to be paid under the terms of this agreement.

Class A shares, which are without par value, do not have to be offered to the Company prior to outside sale.

In 1999, the Company acted as an intermediary in connection with the purchase of Class A shares by the profit-sharing plan from various stockholders. Such transactions have not been reflected as purchases or sales of common stock by the Company.

Note 7. Commitments and Contingencies

At December 31, 2000, various product liability and other claims arising in the ordinary course of business were pending. In the opinion of management, such matters will be resolved in the Company's favor or are adequately covered by insurance and no material loss to the Company will result.

The Company leases a building and land under a noncancellable operating lease with future minimum rental commitments for years ended December 31 as follows:

2001	$262,250
2002	262,250
2003	262,250
2004	152,979
	$939,729

Rent expense for 2000 was $62,024.

The Company has cash accounts insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2000, the Company's uninsured cash balances total approximately $5,875,000.

Note 8. Supplemental Cash Flow Information

Cash paid during the year relating to interest expense was $193,599 and $76,813 in 2000 and 1999, respectively. Cash paid during the year relating to income taxes amount to $3,356,800 and $2,735,000 in 2000 and 1999, respectively.

Note 9. Purchase of Subsidiary

In August 2000, the Company acquired all of the assets of Flint & Walling Industries, Inc. for cash. Zoeller New Corp., Inc., a wholly-owned subsidiary, was created to make the acquisition, and its name was later changed to Flint & Walling, Inc. Results of operations as a result of this purchase are included in the income statement for the period of August 1 to December 31, 2000. The purchase price was approximately $12.5 million. The Company funded the acquisition by borrowing approximately $7.5 million from its revolving bank note (see Note 3).

The acquisition was treated as a purchase for accounting purposes. Approximately $839,000 of the purchase price was allocated to goodwill. The goodwill is being amortized over a period of 15 years.

The purchase price was allocated as follows:

Receivables	$ 5,429,818
Inventories	6,935,994
Property and equipment	972,129
Goodwill	836,854
Payables	(1,627,695)
Long-term debt	(7,547,100)
Cash paid	$ 5,000,000

R2

KPMG

ZOELLER COMPANY AND SUBSIDIARY

Consolidated Financial Statements
and Schedules

December 31, 1999 and 1998

With Independent Auditors' Report Thereon

ZOELLER COMPANY AND SUBSIDIARY

Table of Contents

KPMG

Suite 2600
400 West Market Street
Louisville, KY 40202

Independent Auditors' Report

The Board of Directors and Stockholders
Zoeller Company:

We have audited the accompanying consolidated balance sheets of Zoeller Company and subsidiary (the Company) as of December 31, 1999 and 1998, and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Zoeller Company and subsidiary as of December 31, 1999 and 1998, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The supplementary information included in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

KPMG LLP

February 25, 2000

ZOELLER COMPANY AND SUBSIDIARY

Consolidated Balance Sheets

December 31, 1999 and 1998

Liabilities and Stockholders' Equity	**1999**	**1998**
Current liabilities:		
Current portion of long-term debt (note 3)	$ 212,360	233,187
Accounts payable	1,715,631	1,637,764
Dividends payable	870,956	1,244,223
Payroll, payroll taxes and related liabilities	1,056,104	1,025,757
Employee bonuses and profit sharing accruals	1,700,000	2,095,000
Accrued warranty expense	700,454	571,207
Income taxes payable (note 4)	342,536	316,158
Total current liabilities	6,598,041	7,123,296
Long-term debt (note 3)	490,042	702,402
Deferred tax liability (note 4)	144,135	116,119
Stockholders' equity (note 6):		
Common stock A, without par value. 1,500,000 shares authorized; 1,488,332 shares issued and outstanding	216,360	216,360
Common stock Z, without par value. 18,500,000 shares authorized; 2,659,078 shares issued and outstanding	386,615	386,615
Retained earnings	23,286,139	19,983,050
	23,889,114	20,586,025
Commitments and contingencies (notes 5 and 7)	—	—
	$ 31,121,332	28,527,842

1-A pg.0077

ZOELLER COMPANY AND SUBSIDIARY

Consolidated Statements of Income

Years ended December 31, 1999 and 1998

	1999	1998
Gross sales	$ 59,052,673	57,200,667
Less freight, discounts, allowances and rebates	4,191,713	3,766,960
Net sales	54,860,960	53,433,707
Cost of goods sold	36,070,727	34,410,381
Gross profit	18,790,233	19,023,326
Expenses:		
Selling, general and administrative	9,948,098	9,815,770
Interest	76,813	97,171
Bonuses, profit sharing and deferred compensation	1,700,000	2,169,500
	11,724,911	12,082,441
Other income, net	430,203	494,915
Earnings before income taxes	7,495,525	7,435,800
Income tax expense (note 4)	2,699,369	2,624,812
Net earnings	$ 4,796,156	4,810,988

See accompanying notes to consolidated financial statements.

1-A pg.0078

ZOELLER COMPANY AND SUBSIDIARY

Consolidated Statements of Stockholders' Equity

Years ended December 31, 1999 and 1998

	Common Stock A		Common Stock Z		Retained	
	Shares	Amount	Shares	Amount	Earnings	Total
Balance at December 31, 1997	1,116,310	$ 216,360	1,994,376	$ 386,615	$ 16,885,201	$ 17,488,176
One-for-three stock split	372,022	—	664,702	—	(2,313)	(2,313)
Net earnings	—	—	—	—	4,810,988	4,810,988
Cash dividends ($0.50/share)	—	—	—	—	(1,710,826)	(1,710,826)
Balance at December 31, 1998	1,488,332	216,360	2,659,078	386,615	19,983,050	20,586,025
Net earnings	—	—	—	—	4,796,156	4,796,156
Cash dividends ($0.50/share)	—	—	—	—	(1,493,067)	(1,493,067)
Balance at December 31, 1999	1,488,332	$ 216,360	2,659,078	$ 386,615	$ 23,286,139	$ 23,889,114

See accompanying notes to consolidated financial statements.

ZOELLER COMPANY AND SUBSIDIARY

Consolidated Statements of Cash Flows

Years ended December 31, 1999 and 1998

	1999	1998
Cash flows from operating activities:		
Net earnings	$ 4,796,156	4,810,988
Adjustments to reconcile net earnings to net cash provided by operating activities:		
Depreciation	963,421	757,717
Amortization	60,789	60,790
Gain on sale of equipment	(11,113)	(23,270)
Deferred income tax benefit	(61,120)	(114,700)
Interest on short term investments	(387,427)	(218,423)
(Increase) decrease in accounts receivable	(903,199)	748,457
Decrease (increase) in inventories	1,527,967	(1,017,682)
Increase in cash surrender value of life insurance	(26,144)	(20,041)
Increase (decrease) in accounts payable	77,867	(26,876)
Increase in payroll, payroll taxes and related liabilities	30,347	146,712
(Decrease) increase in employee bonuses and profit sharing accruals	(395,000)	45,000
Increase in accrued warranty expense	129,247	67,067
Change in other current assets and current liabilities, net	6,705	(55,530)
Net cash provided by operating activities	5,808,496	5,160,209
Cash flows from investing activities:		
Acquisition of Aquanot, Ltd.	—	(100,000)
Purchases of property, plant and equipment	(1,754,348)	(2,475,409)
Proceeds from sale of property, plant and equipment	33,272	28,700
Purchases of short term investments	(5,927,027)	(7,259,626)
Proceeds from sale of short term investments	5,502,400	1,500,000
Net cash used in investing activities	(2,145,703)	(8,306,335)
Cash flows from financing activities:		
Payments of long-term debt	(233,187)	(215,745)
Partial shares related to stock split	—	(2,313)
Dividends paid	(1,866,334)	(1,710,826)
Net cash used in financing activities	(2,099,521)	(1,928,884)
Net increase (decrease) in cash and cash equivalents	1,563,272	(5,075,010)
Cash and cash equivalents at beginning of year	256,319	5,331,329
Cash and cash equivalents at end of year	$ 1,819,591	256,319

See accompanying notes to consolidated financial statements.

(1) Summary of Significant Accounting Policies

(a) *Nature of Business*

Zoeller Company and subsidiary (the Company) are engaged in a single line of business consisting of the manufacturing and selling of pumps on a nationwide basis, primarily to wholesalers.

(b) *Principles of Consolidation*

The accompanying consolidated financial statements include the accounts of Zoeller Company and its wholly-owned subsidiary, Lincoln Industries, Inc. (Lincoln). All significant intercompany accounts and transactions have been eliminated in consolidation.

(c) *Short Term Investments*

Short term investments include a money market fund and certificates of deposit with maturities of greater than three months. Short term investments are reported at market value with interest income reported in operations as earned.

(d) *Accounts Receivable*

The Company considers its accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts has been provided. If amounts become uncollectible, they will be charged to operations when that determination is made.

The Company does not require collateral or other security on accounts receivable. The credit risk on these accounts is controlled through credit approvals, limits and monitoring procedures.

(e) *Inventories*

Inventories are stated at cost, determined principally on the LIFO (last-in, first-out) method, which is not in excess of market.

(f) *Property, Plant and Equipment and Depreciation*

Property, plant and equipment include improvements that significantly add to productive capacity or extend useful lives. Depreciation is provided primarily on the straight-line method over the estimated useful lives of the assets as follows:

Buildings and improvements	15 to 35 years
Machinery and equipment	5 to 10 years
Office equipment	5 to 10 years
Transportation equipment	3 to 5 years

(g) Goodwill

Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is amortized on a straight-line basis over the expected periods to be benefited, generally 15 years. The Company assesses the recoverability of this intangible asset by determining whether the amortization of the goodwill balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operations. The amount of goodwill impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting the Company's average cost of funds. The assessment of the recoverability of goodwill will be impacted if estimated future operating cash flows are not achieved.

(h) Research and Development

Research and development costs, which aggregated $387,957 and $371,968 in 1999 and 1998, respectively, are charged to expense as incurred.

(i) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(j) Statements of Cash Flows

For purposes of the statements of cash flows, the Company considers all short-term highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

(k) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expense during the reporting period. Actual results could differ from those estimates.

(l) Reclassification

Certain amounts in the 1998 financial statements have been reclassified to conform to the 1999 presentation.

ZOELLER COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 1999 and 1998

(2) **Inventories**

Inventories consist of the following:

	1999	1998
Raw materials	$ 2,442,358	2,344,719
Work-in-process	836,057	690,331
Finished goods	3,218,238	5,134,000
	6,496,653	8,169,050
LIFO reserve	(656,536)	(800,966)
	$ 5,840,117	7,368,084

(3) **Long-Term Debt**

Long-term debt consists of the following:

	1999	1998
Note payable to Marcus Engineered Products in connection with acquisition of Aquanot, Ltd., payable in monthly installments of $22,500, including interest at 9.5% with final payment due December 2002	$ 702,402	895,589
Note payable to Hamgar, Inc. (d/b/a Home Guard Pump), with final payment due November 17, 1999, payable in annual installments of $40,000, with no interest stated	—	40,000
	702,402	935,589
Less current portion	(212,360)	(233,187)
	$ 490,042	702,402

The Company has obtained a $2,000,000 revolving line of credit (Revolving Note) from a bank with a variable interest rate equal to the bank's prime rate. This line of credit expires on April 30, 2000. At December 31, 1999 and 1998, no amounts were due on the Revolving Note.

1-A pg.0083

Principal payments on long-term debt are as follows:

2000	$	212,360
2001		233,437
2002		256,605
	$	702,402

(4) Income Taxes

Income tax expense (benefit) consists of:

		1999	1998
Current:			
Federal	$	2,425,104	2,432,757
State		335,385	306,755
Deferred		(61,120)	(114,700)
	$	2,699,369	2,624,812

Income tax expense differed from the amounts computed by applying the U.S. federal income tax rate of 34 percent to pretax earnings as a result of the following:

		1999	1998
Tax expense computed at federal statutory rates	$	2,548,479	2,528,172
Increase (decrease) in taxes resulting from:			
State income taxes, net of federal income tax benefit		187,158	202,458
Reduction of prior years' overaccrual of federal and state income taxes		(47,941)	(123,443)
Other		11,673	17,625
	$	2,699,369	2,624,812

1-A pg.0084

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 1999 and 1998 are presented below:

	1999	1998
Deferred tax assets:		
Accrued self insurance, principally due to accrual for financial reporting purposes	$ 66,546	64,571
Accrued vacation, principally due to accrual for financial reporting purposes	210,446	198,827
Accrued warranties, amounts not deducted for income tax purposes	258,958	210,075
Deferred compensation	61,407	22,190
Total gross deferred tax assets	597,357	495,663
Less valuation allowance	—	—
Net deferred tax assets	597,357	495,663
Deferred tax liabilities:		
Inventories, principally due to additional costs inventoried for tax purposes	27,556	14,998
Plant and equipment, principally due to differences in depreciation	144,135	104,739
Other	—	11,380
Net deferred tax liabilities	171,691	131,117
Net deferred tax asset	$ 425,666	364,546
Classified as follows:		
Current deferred tax asset	$ 569,801	480,665
Noncurrent deferred tax liability	144,135	116,119
Net deferred tax asset	$ 425,666	364,546

No valuation allowance for deferred tax assets was required as of December 31, 1999 and 1998, nor was there any change in the total valuation allowance for the years ended December 31, 1999 and 1998. The realization of deferred tax assets is dependent upon the Company generating future taxable income when temporary differences become deductible. Based upon historical and projected levels of taxable income, management believes it is more likely than not the Company will realize the benefits of the deductible differences.

1-A pg.0085

(5) Pension and Profit Sharing Plans

The Company has pension and profit sharing plans covering union and nonunion employees who meet minimum age and service requirements.

The pension plan for union employees is a defined benefit plan. The Company makes annual contributions to the plan equal to the maximum amount that can be deducted for income tax purposes. No amounts were contributed to the plan in 1999 and 1998. The obligations and related assets of the plan are not significant due to the freezing of benefits and new participants in 1994 and 1995, respectively.

Pension and profit sharing contributions for nonunion employees are determined at the discretion of the Board of Directors. Pension and profit sharing expenses were $518,156 and $632,641 for 1999 and 1998, respectively. In addition, the Company contributes to a 401(k) plan for participating union employees. Such expenses were $38,373 and $40,785 for 1999 and 1998, respectively.

The Company does not offer any postretirement benefits other than the plans described above.

(6) Stockholders' Equity

Each class of common stock is subject to the terms of an agreement which establishes, for that class of stock, the price and terms under which the Company would or must sell or buy the shares. Beginning in 1990, the Company employed an independent appraisal firm to determine the price per share to be paid under the terms of this agreement.

During 1998, the Company authorized a one for three stock split in the form of a stock dividend for all stockholders as of November 1, 1998. As a result, the company issued 372,022 shares of Class A and 664,702 shares of Class Z common stock. A cash payment was made to stockholders for the value of odd shares in the amount of $2,313.

Class A shares, which are without par value, do not have to be offered to the Company prior to outside sale.

In 1999 and 1998, the Company acted as an intermediary in connection with the purchase of Class A shares by the profit sharing plan from various stockholders. Such transactions have not been reflected as purchases or sales of common stock by the Company.

(7) Commitments and Contingencies

At December 31, 1999, various product liability and other claims arising in the ordinary course of business were pending. In the opinion of management, such matters will be resolved in the Company's favor or are adequately covered by insurance and no material loss to the Company will result.

(8) Supplemental Cash Flow Information

Cash paid during the year relating to interest expense was $76,813 and $97,171 in 1999 and 1998, respectively. Cash paid during the year relating to income taxes amounted to $2,735,000 and $2,874,957 in 1999 and 1998, respectively.

(9) Aquanot Ltd. Purchase

On January 16, 1998, the Company purchased certain assets of Aquanot, Ltd., for the purchase price of $1,450,000, comprised of a cash payment of $100,000 and long-term debt of $1,350,000, including interest. The long-term debt's present value as of the acquisition date was $1,071,334. In addition to the purchase price, the Company agreed to pay Aquanot, Ltd. a monthly commission for five years on sales of products that the Company obtained the right to sell.

In conjunction with the purchase, goodwill of $911,834 was recorded by the Company. The goodwill balance is being amortized over a 15 year period.

The purchase price has been allocated as follows:

Inventories	$ 209,500
Equipment	50,000
Goodwill	911,834
Long-term debt (see note 3)	1,071,334
Cash paid	$ 100,000

(10) Year 2000 Risks (Unaudited)

During 1999 the Company completed its efforts of preparing for the January 1, 2000 date change. As of the date of this report, the Company has not experienced any system failures, miscalculations, or any other disruptions of operations related to the Year 2000 date change. Although considered unlikely, unanticipated disruptions could still occur as a result of noncompliant third parties or other factors that are beyond the control of the Company. The Company will continue to monitor its systems throughout the coming year.

ZOELLER COMPANY CONSOLIDATED

ASSETS	THROUGH SEPTEMBER 30. 2001	2000
CURRENT ASSETS		
CASH AND CASH EQUIVALENTS	$2,919,478	$1,490,808
SHORT TERM INVESTMENTS	$3,330,814	$6,432,131
ACCOUNTS RECEIVABLE	$11,472,471	$7,771,280
INVENTORIES(NOTE 2)	$14,473,787	$6,167,865
DEFERRED TAX ASSET	$742,591	$569,801
PREPAID EXPENSES	$156,624	$103,392
TOTAL CURRENT ASSETS	$33,095,765	$22,535,277
PROPERTY ,PLANT AND EQUIPMENT		
LAND	$329,255	$329,255
BUILDINGS AND IMPROVEMENTS	$6,897,404	$5,696,820
MACHINERY AND EQUIPMENT	$8,025,968	$6,680,642
OFFICE EQUIPMENT	$2,359,810	$1,881,422
TRANSPORTATION EQUIPMENT	$413,437	$239,204
	$18,025,874	$14,827,343
LESS ACCUMULATED DEPRECIATION	($9,079,286)	($7,781,472)
TOTAL PROPERTY,PLANT AND EQUIPMENT	$8,946,588	$7,045,871
OTHER ASSETS		
GOODWILL,LESS ACCUMULATED AMORTIZATION	$1,500,314	$744,664
CASH SURRENDER VALUE OF LIFE INSURANCE\OTHER	$247,981	$223,795
LONG TERM INV-SUBS,LLC,ACQUISITIONS	$0	$4,400,000
TOTAL OTHER INVESTMENTS/ASSETS	$1,748,295	$5,368,459
TOTAL ASSETS	$43,790,648	$34,949,607

LIABILITIES AND STOCKHOLDERS EQUITY	THROUGH SEPTEMBER 30 2001	2000
CURRENT LIABILITIES		
CURRENT PORTION OF LONG TERM DEBT(NOTE 3)	$60,446	$54,988
ACCOUNTS PAYABLE	$3,638,467	$1,576,597
DIVIDENDS PAYABLE	$912,430	$870,956
PAYROLL,PAYROLL TAXES AND RELATED LIABILITIES	$1,729,324	$1,208,456
EMPLOYEE BONUSES AND PROFIT SHARING ACCRUALS	$2,493,998	$2,100,466
ACCRUED WARRANTY EXPENSE	$865,894	$700,454
INCOME TAXES PAYABLE(NOTE 4)	$1,116,808	$746,627
TOTAL CURRENT LIABILITIES	$10,817,367	$7,258,544
LONG TERM DEBT(NOTE 3)	$953,033	$490,042
DEFERRED TAX LIABILITY	$64,000	$144,135
STOCKHOLDERS EQUITY(NOTE 6)		
COMMON STOCK A,WITHOUT PAR VALUE,1,500,000 SHARES AUTHORIZED;1,488,332 SHARES ISSUED AND OUTSTANDING	$216,360	$216,360
COMMON STOCK Z,WITHOUT PAR VALUE,18,500,000 SHARES AUTHORIZED;2,659,078 SHARES ISSUED AND OUTSTANDING	$386,615	$386,615
RETAINED EARNINGS	$31,353,273	$26,453,911
TOTAL STOCKHOLDERS EQUITY	$31,956,248	$27,056,886
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY	$43,790,648	$34,949,607

ZOELLER COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME
PERIOD ENDING SEPTEMBER 30,2001

	2001	2000
GROSS SALES	$76,359,432	$48,460,622
LESS FREIGHT,DISCOUNTS,ALLOWANCES AND REBATES	$4,832,096	$3,454,142
NET SALES	$71,527,336	$45,006,480
COST OF GOODS SOLD	$48,087,007	$27,729,029
GROSS PROFIT	$23,440,329	$17,277,451
EXPENSES		
SELLING,GENERAL AND ADMINISTRATIVE	$13,993,395	$9,781,670
INTEREST	$337,552	$45,573
TOTAL SELLING,G & A	$14,330,947	$9,827,243
INCOME BEFORE TAXES	$9,109,382	$7,450,208
PROVISION FOR INCOME TAXES(NOTE 4)	$3,486,076	$2,913,791
NET INCOME	$5,623,306	$4,536,417

ZOELLER COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF RETAINED EARNINGS
PERIOD ENDING SEPTEMBER 30,2001

BALANCE AT DECEMBER 31, 1999	$23,286,139
NET EARNINGS	$5,886,178
CASH DIVIDENDS(0.47$/SHARE)	($1,949,283)
BALANCE AT DECEMBER 31, 2000	$27,223,034
NET EARNINGS	$5,623,306
CASH DIVIDENDS(0.21$/SHARE)	($1,493,067)
BALANCE AT SEPTEMBER 30, 2001	$31,353,273

ZOELLER COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
PERIOD ENDING SEPTEMBER 30,2001

	SEPTEMBER YEAR-TO-DATE 2001	ACTUAL 2000
CASH FLOWS FROM OPERATING ACTIVITIES		
NET EARNINGS	$5,623,306	$5,886,178
ADJUSTMENTS TO RECONCILE NET EARNING TO NET CASH		
DEPRECIATION	$1,024,134	$1,124,880
AMORTIZATION	$89,128	$73,085
GAIN ON SALE OF EQUIPMENT	($25,300)	($14,835)
DEFERRED INCOME TAX BENEFIT	$0	($208,334)
INTEREST ON SHORT TERM INVESTMENTS	$210,469	($594,157)
DECREASE(INCREASE)IN ACCOUNTS RECEIVABLE	($3,593,565)	$2,721,446
DECREASE(INCREASE)IN INVENTORIES	$958,405	($2,656,081)
DECREASE(INCREASE)IN OTHER ASSETS	($35,417)	($24,186)
(DECREASE)INCREASE IN ACCOUNTS PAYABLES	$786,614	$480,476
(DECREASE)INCREASE IN PAYROLL, PAYROLL TAXES AND RELATED LIABILITIES	$176,944	($455,722)
(DECREASE)INCREASE IN EMPLOYEE BONUSES AND PROFIT SHARING ACCRUALS	$142,232	$651,766
(DECREASE)INCREASE IN ACCRUED WARRANTY EXPENSES	$63,344	$39,722
CHANGE IN OTHER CURRENT ASSETS AND CURRENT LIABILITIES,NET	$701,804	($484,905)
NET CASH PROVIDED BY OPERATING ACTIVITIES	$6,122,098	$6,539,333
CASH FLOWS FROM INVESTING ACTIVITIES		
PURCHASES OF PROPERTY,PLANT AND EQUIPMENT	($1,327,670)	($1,449,006)
PROCEEDS FROM SALE OF PROPERTY,PLANT AND EQUIPMENT	$47,565	$20,339
DECREASE(INCREASE) IN SHORT TERM INVESTMENTS	$3,030,493	$3,290,326
PURCHASE OF SUBSIDIARY	$0	($12,547,100)
NET CASH USED IN INVESTING ACTIVITIES	$1,750,388	($10,685,441)
CASH FLOWS FROM FINANCING ACTIVITIES		
PAYMENTS OF LONG TERM DEBT	($7,415,413)	($212,360)
PROCEEDS FROM LONG TERM DEBT	$0	$8,111,840
DIVIDENDS PAID\DECLARED	($1,493,068)	($1,617,490)
NET CASH PROVIDED BY(USED IN FINANCING ACTIVITIES	($8,908,481)	$6,281,990
NET INCREASE IN CASH AND CASH EQUIVALENTS	($1,035,995)	$2,135,882
CASH AND EQUIVALENTS AT BEGINNING OF PERIOD	$3,955,473	$1,819,591
CASH AND EQUIVALENTS AT END OF PERIOD	$2,919,478	$3,955,473

ZOELLER COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In the opinion of management, all adjustments necessary for a fair statement of results for the interim period have been included.

Note 1. Nature of Business and Significant Accounting Policies

Nature of business:

Zoeller Company and subsidiaries are engaged in a single line of business consisting of manufacturing and selling of pumps on a nationwide basis, primarily to wholesalers.

Summary of significant accounting policies:

Principles of consolidation:

The accompanying consolidated financial statements include the accounts of Zoeller Company and its wholly-owned subsidiaries, Lincoln Industries, Inc. (Lincoln), and Flint & Walling, Inc. All significant intercompany accounts and transactions have been eliminated in consolidation.

Short-term investments:

Short-term investments include a money market fund and certificates of deposit with maturities of greater than three months. Short-term investments are reported at market value with interest income reported in operations as earned.

Accounts receivable:

The Company considers its accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts has been provided. If amounts become uncollectible, they will be charged to operations when that determination is made.

The Company does not require collateral or other security on accounts receivable. The credit risk on these accounts is controlled through credit approvals, limits and monitoring procedures.

Inventories:

Inventories are stated at cost, determined principally on the LIFO (last-in, first-out) method, which is not in excess of market.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Property, plant and equipment:

Property, plant and equipment include improvements that significantly add to productive capacity or extend useful lives. Depreciation is provided primarily on the straight-line method over the estimated useful lives of the assets as follows:

	Years
Buildings and improvements	15 - 35
Machinery and equipment	5 - 10
Office equipment	5 - 10
Transportation equipment	3 - 5

Goodwill:

Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is amortized on a straight-line basis over the expected periods to be benefited, generally 15 years. The Company assesses the recoverability of this intangible asset by determining whether the amortization of the goodwill balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operations. The amount of goodwill impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting the Company's average cost of funds. The assessment of the recoverability of goodwill will be impacted if estimated future operating cash flows are not achieved.

Research and development:

Research and development costs, which aggregated $245,298 and $296,281 in 2001 September YTD and 2000 annual, respectively, are charged to expense as incurred.

Statement of cash flows:

For purposes of the statements of cash flows, the Company considers all short-term, highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2. Inventories

Inventories consist of the following:

	YTD 2001	YTD 2000
Raw materials	$ 4,458,894	$2,645,631
Work-in-process	2,760,417	874,800
Finished goods	7,824,276	3,292,579
	15,043,587	6,813,010
LIFO reserve	(569,800)	(645,145)
	$14,473,787	$6,167,865

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3. Long-Term Debt

Long-term debt consists of the following:

	September 2001	Year-end 2000
Unsecured note payable to Marcus Engineered Products in connection with acquisition of Aquanot, Ltd., payable in monthly installments of $22,500, including interest at 9.5% with final payment due December 2002.	$ 490,042	$ 490,042
No Bank Note at this time		7,547,100
Note payable to Old National Bank in monthly installments of $8,929, beginning in April 2001 with interest at 1.25 below the bank's prime rate (7.25% at December 31, 2000), with final payment due in March 2008. The note is secured by real estate.	696,428	564,740
	1,186,470	8,601,882
Less current portion	233,437	263,873
	$ 953,033	$ 8,338,009

Long Term Principal Payments

2001	$ 696,428	Paid Old National Loan in 4th quarter 2001
2001-2002	256,605	Remainder of Marcus Loan
	953,033	

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4. Provision for Income Taxes

The provision for income taxes consists of the following:

	YTD 2001	YTD 2000
Current:		
Federal	$3,359,600	$2,815,907
State	334,810	306,218
Deferred	(208,334)	(208,334)
	$3,486,076	$2,913,791

Note 5. Pension and Profit-Sharing Plans

The Company has pension and profit-sharing plans covering union and nonunion employees who meet minimum age and service requirements.

Pension and profit-sharing contributions for nonunion employees are determined at the discretion of the Board of Directors. Pension and profit-sharing expenses were $725,028 for 2000. The accrued retirement through September 30, 2001 is $886,126..

The Company does not offer any postretirement benefits other than the plans described above.

Note 6. Stockholders' Equity

Each class of common stock is subject to the terms of an agreement which establishes, for that class of stock, the price and terms under which the Company would or must sell or buy the shares. Beginning in 1990, the Company employed an independent appraisal firm to determine the price per share to be paid under the terms of this agreement.

Class A shares, which are without par value, do not have to be offered to the Company prior to outside sale.

In 1999, the Company acted as an intermediary in connection with the purchase of Class A shares by the profit-sharing plan from various stockholders. Such transactions have not been reflected as purchases or sales of common stock by the Company.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 7. Commitments and Contingencies

At December 31, 2000, various product liability and other claims arising in the ordinary course of business were pending. In the opinion of management, such matters will be resolved in the Company's favor or are adequately covered by insurance and no material loss to the Company will result.

PART III

EXHIBITS

PART III - EXHIBITS

INDEX
(PER FORM 1-A, PART III)

RECEIVED & FILED
$34,080.00
NOV 27 11 08 AM '96
JOHN Y. BROWN III
SECRETARY OF STATE
COMMONWEALTH OF KENTUCKY

AMENDED AND RESTATED ARTICLES OF INCORPORATION OF ZOELLER COMPANY

KNOW ALL MEN BY THESE PRESENTS:

THAT the undersigned have executed these Amended and Restated Articles of Incorporation for the purposes set forth below as provided by KRS 271B.10-030 to KRS 271B.10-060 pursuant to the resolution proposed by a majority of the Board of Directors and approved by a majority of the Shareholders of the Corporation to supersede and take the place of the existing Articles of Incorporation and all Amendments thereof. Said resolution was adopted by a majority vote of 1,124,558 outstanding shares. Class A Shares being 968,300, with 726,601 voting in favor of the amendment and restatement; Class B Shares outstanding being 156,258, with 122,144 voting in favor of said amendment and restatement.

ARTICLE I

The name of the Corporation shall be the Zoeller Company.

ARTICLE II

The Corporation's purposes shall be to transact any and all lawful business for which corporations may be organized under the Kentucky Business Corporation Act as amended.

ARTICLE III

The duration of this Corporation shall be perpetual.

ARTICLE IV

The address, including street and number of its registered office in this State, shall be:

Zoeller Company
3649 Cane Run Road
Louisville, Kentucky 40211-1961

ARTICLE V

The name and address, including street and number of its Registered Agent is:

Robert F. Zoeller
P. O. BOX 16347
3280 OLD MILLERS LANE
LOUISVILLE, KY. 40216

ARTICLE VI

The previously authorized Common Stock, 2,500,000 shares of Class A and 500,000 shares of Class B, are without par value. The issued Class B Stock shall be exchanged for Class A Stock and the authorized shares of Class B Stock shall be totally eliminated. The authorized shares of Class A shall be reduced from 2,500,000 to 1,500,000. A new Class of Stock designated as Class Z Non-Voting Common Stock, without par value, shall be authorized with 18,500,000 shares. After the elimination of Class B Stock, the reduction of Class A Stock and the issuance of Class Z Stock, the total number of authorized shares that may be issued shall be 20,000,000 shares of which 1,500,000 shares shall be Class A Voting Common Stock, without par value, and 18,500,000 shares shall be Class Z Non-Voting Common Stock, without par value. In case of liquidation, dissolution or distribution of the assets of the Corporation, all shares shall be treated alike and shall participate equally.

All classes of Stock shall have equal rights as to dividends.

Class A Stock Certificates:

The Board of Directors of the Corporation shall have the power and discretion as given by the Kentucky Revised Statutes as to the sale and distribution of Class A Stock, including the right to issue Class A Stock as a Stock Dividend for Class A Shareholders.

Class B Stock Certificates:

Class B Stock has been eliminated and replaced with Class A Stock.

Class Z Stock Certificates:

The Board of Directors of the Corporation shall have the power and discretion as given by the Kentucky Revised Statutes as to the sale and distribution of Class Z Stock, including the right to issue Class Z Stock as a Stock Dividend for either Class A or Class Z Shareholders.

ARTICLE VII

Shareholders of Class A Stock shall have preemptive rights for any unissued Class A Stock and/or Class Z Stock subject to the exception referred to in the following paragraph for Class Z Stock. The sole exception to the preemptive rights of Class A Shareholders for Class A Stock shall be pursuant to approval by a majority vote of the holders of a majority of Shares of Class A Stock.

Shareholders of Class Z stock shall have preemptive rights for any unissued Class Z Stock, however, excluded from the preemptive right granted herein, shall be 1) the number of Shares of Class Z Stock that are purchased and/or redeemed by the Corporation, and 2) the issuance of Class Z Stock pursuant to approval by a majority vote of the holders of a majority of the issued Shares of Class A and Class Z Stock not voting separately as Classes.

ARTICLE VIII

The private property of the Shareholders shall not be subject to the payment of the corporate debts to any extent whatsoever.

ARTICLE IX

The business of the Corporation shall be conducted by a Board of not less than three (3) nor more than eleven (11) Directors; the exact number of Directors to be fixed each year by a majority vote of the voting stock at the Annual Meeting of Shareholders.

The Board of Directors shall be elected at the Annual Meeting of the Shareholders as set annually by the Board of Directors.

ARTICLE X

The Board of Directors shall meet each year following its election and shall elect from among its members a Chairman of the Board. The Board of Directors shall then elect a President, a Treasurer and a Secretary of the Corporation who need not be either a Shareholder or a Director. The President may also serve as Chairman of the Board. The President and Secretary must not be the same person.

Other Corporate officers may be elected from time to time upon the recommendation of management and approval by the Board of Directors. Additional officers, if elected, need not be either Shareholders or Directors. The Directors need not be Shareholders.

ARTICLE XI

All of the officers of this Corporation shall have the power and shall perform the duties as are generally attached to the office which they may fill.

ARTICLE XII

The Board of Directors may authorize and the Corporation may make distributions to the Shareholders. No distribution shall be made if, after giving it effect: (a) the Corporation would not be able to pay its debts as they become due in the usual course of business; or (b) the Corporation's total assets would be less than its total liabilities, plus the amount that would be needed, if the Corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of Shareholders whose preferential rights are superior to those receiving the distribution.

ARTICLE XIII

Any action, except the election of Directors, required or permitted to be taken at the Shareholders' meeting may be taken without a meeting if the action is taken by Shareholders entitled to vote on the action representing not less than 80% of the votes entitled to be cast voting in favor of the action.

Any such action shall be evidenced by one or more written consents describing the action taken, signed by the Shareholders taking the action and delivered to the Corporation for inclusion in the Minutes or filing with the Corporate records.

Prompt notice of the taking of any action by Shareholders without a meeting by less than unanimous written consent shall be given to those Shareholders entitled to vote on the action who have not consented in writing.

ARTICLE XIV

Directors shall not be liable to the Corporation or its Shareholders for monetary damages for any act or omission constituting a breach of his duties as a Director unless such act or omission: (a) is one in which the Director has a personal financial interest which is in conflict with the financial interest of the Corporation or it Shareholders; (b) is not in good faith or involves intentional misconduct or is known to the Director to be a violation of law; (c) is a vote for or assent to a distribution made in violation of these Articles of Incorporation or which renders the Corporation unable to pay its debts as they would become due in the usual course of business or which results in the Corporation's total liabilities exceeding its total assets; or (d) is a transaction from which the Director derived an improper personal benefit.

IN WITNESS WHEREOF, the President and Secretary, acting for and on behalf of the Corporation, hereunto subscribe their names and cause the seal of the Corporation to be affixed this 26th day of November, 1996.

BY: Bobby M Ragland
BOBBY M. RAGLAND, PRESIDENT

BY: J. A. Zoeller
JOHN A. ZOELLER, SECRETARY

STATE OF KENTUCKY)
) SS
COUNTY OF JEFFERSON)

I, the undersigned Notary Public, in and for the State and County aforesaid, do hereby certify that the foregoing Amended and Restated Articles of Incorporation was on this day produced to me in said State and County and was acknowledged by Bobby M. Ragland, as President of Zoeller Company, and John A. Zoeller, as Secretary of Zoeller Company, to be their act and deed and the free act and deed of the Corporation.

My commission expires: 9-28-00.

NOTARY PUBLIC, ~~STATE AT~~ LARGE, KENTUCKY

THIS INSTRUMENT PREPARED BY:

DONALD E. MEYER
FORD, KLAPHEKE & MEYER
Attorneys at Law
900 Kentucky Home Life Bldg.
Louisville, Kentucky 40202
(502) 584-2134

DEM3/tlm:Zoeller.AMD

BYLAWS

OF

ZOELLER COMPANY

ARTICLE I

Shareholders' Meeting

Section 1. Annual Meeting. The Annual Meeting of the Shareholders for the election of Directors and the transaction of such other business as may properly come before it shall be held at the principal office of the Corporation in the City of Louisville, Commonwealth of Kentucky, or at such place within or without the Commonwealth of Kentucky as shall be set forth in the Notice of meeting.

The meeting shall be held on the third Tuesday in the month of April of each and every year or at such time as shall be set out in the Notice. The Secretary shall give personally or by mail, not less than ten nor more than fifty days before the date of the meeting to each Shareholder entitled to vote at such meeting, written Notice stating the place, date and hour of the meeting. If mailed, the Notice shall be addressed to the Shareholder at his address as it appears on the record of Shareholders of the Corporation unless he shall have filed with the Secretary of the Corporation a written request that Notices intended for him be mailed to a different address designated in the request. Any Notice of meetings may be waived either before or after the meeting, or by attendance at the meeting.

Section 2. Special Meeting. Special meetings of Shareholders, other than those regulated by statute, may be called at any time by a majority of the Directors or the Chairman and must be called by the Chairman upon written request of the holders of 33-1/3% of the outstanding shares entitled to vote at such Special Meeting. Written Notice of such meetings stating the place within or without the Commonwealth of Kentucky, the date and hour of the meeting, the purpose or purposes for which it is called, and the name of the person by whom or at whose direction the meeting is called shall be given to each Shareholder of record in the same manner as Notice of the Annual Meeting. No business other than that specified in the Notice of meeting shall be transacted at any such Special Meeting. Notice of Special Meeting may be waived by submitting a signed waiver or by attendance at the meeting. K.R.S. 271B.7-020.

Section 3. Quorum. The presence, in person or by proxy, of the holders of a majority of the outstanding shares entitled to vote thereat shall be necessary to constitute a quorum for the transaction of business at all meetings of Shareholders. If, however, such quorum shall not be present or represented at any meeting of the Shareholders, the Shareholders entitled to vote thereat, present in person or represented by proxy, shall have the power to adjourn the meeting to a future date at which a quorum shall be present or represented. At such adjourned meeting, any business may be transacted which might have been transacted at the meeting as originally called, all as set out in Kentucky Business Corporation Act, K.R.S. 271B.7-250.

otherwise provided therein. Every proxy shall be revocable at the pleasure of the Shareholder executing it, except where an irrevocable proxy is permitted by Statute. K.R.S. 271B.7-220.

Section 7. Action Without A Meeting. Any action which may be authorized or taken at a meeting of the Shareholders may be authorized or taken without a meeting in a writing or writings signed by all of the Shareholders entitled to vote on such matter, which writing or writings shall be filed with or entered upon the records of the Corporation.

ARTICLE II

Directors

Section 1. Number and Qualifications. The business of the Corporation shall be conducted by a Board of not less than three (3) or more than eleven (11) Directors; the exact number of Directors to be fixed each year by a majority vote of the Shareholders of the common stock by voting at the Annual Shareholders' Meeting, and the Board of Directors shall be elected and shall serve until the next Annual Shareholders Meeting following their election. K.R.S. 271B.8-050. The Board of Directors shall be elected at the Annual Meeting of the Shareholders, which shall be held on the third Tuesday in April of each year or as set annually by the Board of Directors. The Directors need not be Shareholders of the Corporation.

Section 2. Manner of Election. At each election for Directors, each Shareholders entitled to vote at such election shall have the right to cast, in person or by proxy, as many votes in the aggregate as he shall be entitled to vote under the Corporation's Articles of Incorporation, multiplied by the number of Directors to be elected at such election, and each Shareholders may cast the whole number of votes for one candidate or distribute such votes among two or more candidates. Such Directors shall not be elected in any other manner. K.R.S. 271B.7-280.

Section 3. Term of Office. The term of office of each Director shall be until the next Annual Meeting of the Shareholders. K.R.S. 271B.8-050.

Section 4. Duties and Powers. The Board of Directors shall have control and management of the affairs and business of the Corporation. The Directors shall, in all cases, act as a Board, regularly convened, and, in the transaction of business the act of a majority present at a meeting, except as otherwise provided by law of the Certificate of Incorporation, shall be the act of the Board, provided a quorum is present. The Directors may adopt such rules and regulations for the conduct of their meetings and the management of the Corporation as they may deem proper, not inconsistent with law or these Bylaws. K.R.S. 271B.8-010.

Section 5. General Standards For Directors.

(1) A Director shall discharge his duties as a Director, including his duties as a member of a committee:

(a) In good faith;

(b) On an informed basis; and

(c) In a manner he honestly believes to be in the best interest of the Corporation.

(2) A Director shall be considered to discharge his duties on an informed basis if he makes, with the care an ordinarily prudent person in a like position would exercise under similar circumstances, inquiry into the business and affairs of the Corporation, or into a particular action to be taken or decision to be made.

(3) In discharging his duties, a Director shall be entitled to rely on information, opinions, reports, or statements including financial statements and other financial data, if prepared or presented by:

(a) One (1) or more officers or employees of the Corporation whom the Director honestly believes to be reliable and competent in the matters presented;

(b) Legal counsel, public accountants, or other persons as to matters the Director honestly believes are within the person's professional or expert competence; or

(c) A committee of the Board of Directors of which he is not a member, if the Director honestly believes the committee merits confidence. K.R.S. 271B.8-300.

Section 6. Meetings. The Board of Directors shall meet for the election or appointment of officers and for the transaction of any other business as soon as practicable after the adjournment of the Annual Meeting of the Shareholders. Other regular meetings of the Board shall be held at such times as the Board may from time to time determine.

Special Meetings of the Board of Directors may be called by the Chairman at any time, and he must, upon the written request of any two Directors, call a Special Meeting to be held not more than seven days after the receipt of such request.

Should the Chairman fail, as set out above, to call a Special meeting, then two Directors or more may call a Special Meeting. The provisions of Section 9 of this Article shall govern the number necessary to transact business. K.R.S. 271B.8-200.

Section 7. Notice of Meetings. No Notice need be given of any Regu Meeting of the Board. Notice of Special Meetings shall be served upon each Director in person or by mail addressed to him at his last known post office address, at least two days prior to the date of such meeting, specifying the time and place of the meeting and the business to be transacted thereat. At any meeting at which all of the Directors shall be present, although held without Notice, any business may be transacted which might have been transacted if the Meeting had been duly called.

The Board of Directors may permit any or all Directors to participate in a regular or Special Meeting by, or conduct the meeti through the use of, any means of communication by which all Director participating may simultaneously hear each other during this meetinc A Director participating in a meeting by this means shall be deemed be present in person at the meeting. K.R.S. 271B.8-200.

Section 8. Place of Meeting. The Board of Directors may hold its meeting either within or without the Commonwealth of Kentucky at such place as my be designated in the Notice of any such meeting.

Section 9. <u>Quorum</u>. At any meeting of the Board of Directors, the presence of a majority of the Board shall be necessary to constitute a quorum for the transaction of business. However, should a quorum not be present, a lesser number may adjourn the meeting to some further time, not more than seven days later.

Section 10. <u>Voting</u>. At all meetings of the Board of Directors, each Director shall have one vote irrespective of the number of shares which he may hold.

Section 11. <u>Compensation</u>. Each Director shall be entitled to receive for attendance at each meeting of the Board or of any duly constituted committee thereof, which he attends, such fee as is fixed by the Board.

Section 12. <u>Vacancies</u>. Any vacancy occurring in the Board of Directors by reason of death, resignation or otherwise, shall be filled promptly by a majority vote of the remaining Directors at a Regular Meeting or a Special Meeting, which shall be called for that purpose, within thirty days after the occurrence of the vacancy. The Director thus chosen shall hold office for the unexpired term of this predecessor and the election and qualification of his successor. <u>K.R.S. 271B.8-100.</u>

Section 13. <u>Removal of Directors</u>. Any Director may be removed, either with or without cause, at any time by a vote of the Shareholders holding a majority of the shares then issued and outstanding and who are entitled to vote for the election of the Director sought to be removed at any Special Meeting called for the purpose or at the Annual Meeting. KRS 271B.8-080.

Section 14. Resignation. Any Director may resign his office at any time; such resignation to be made in writing and to take effect immediately without acceptance.

ARTICLE III

Officers

Section 1. Officers and Qualifications. The officers of the Corporation shall be a Chairman of the Board, a President who may also serve as Chairman of the Board, a Secretary and a Treasurer. The President or Treasurer need not be a Director. Other corporate officers may be elected, such as Vice-Presidents, from time to time upon the recommendation of management and approval by the Board of Directors. Additional officers, if elected, need not be either Shareholders or Directors. The Directors need not be Shareholders.

Section 2. Election. All officers of the Corporation shall be elected annually by the Board of Directors at its meeting held as soon as practicable after the Annual Meeting of Shareholders.

Section 3. Term of Office. All officers shall hold office until their successors have been duly elected and have qualified or until removed as hereinafter provided.

Section 4. Indemnification. Unless limited by its Articles of Incorporation, the Corporation will indemnify against reasonable expenses incurred by him in connection with the proceeding a Director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he shall be joined as a party because he is or was a Director of the Corporation. K.R.S. 271B.8-520.

Section 5. Removal of Officers. Any officer may be removed, either with or without cause, by the vote of a majority of the Board of Directors.

Section 6. Duties of Officers. The duties and powers of the officers of the Corporation shall be as follows as shall hereafter be set by Resolution of the Board of Directors:

CHAIRMAN

A. The Chairman shall preside at all meetings of the Board of Directors. He shall also preside at all meetings of the Shareholders.

B. Should the Chairman serve as President, he shall have all responsibilities given below under the office of President.

C. He shall present at each Annual Meeting of the Shareholders and Directors a report of the condition of the business of the Corporation.

D. He shall cause to be called Regular and Special Meetings of the Shareholders and Directors, in accordance with the requirements of the Statute and of these Bylaws.

PRESIDENT

A. He shall appoint, or cause the appointment, discharge and fix the compensation of all employees and agents of the Corporation other than the duly elected officers

B. He shall sign and execute major contracts in the name of the Corporation and shall cause all notes, drafts or other orders for the payment of money.

C. He shall sign all certificates representing shares.

D. He shall cause all books, reports, statements and certificates to be properly kept and filed as required by law.

E. He shall enforce these Bylaws and perform all the duties incident to this office and which are required by law and generally, he shall be the Chief Executive Officer of the Corporation.

VICE-PRESIDENTS

During the absence or incapacity of the President, the Vice-Presidents, in order of seniority of election, shall perform the duties of the President, and when so acting, shall have all the powers and be subject to all the responsibilities of the office of President and shall perform such duties and functions as the Board may prescribe.

SECRETARY

A. The Secretary shall keep or cause to be kept the Minutes of the Meetings of the Board of Directors and of the Shareholders in appropriate books.

B. He shall attend to the giving of Notice of Special Meetings of the Board of Directors and of all the Meetings of the Shareholders of the Corporation.

C. He shall be custodian of the records and seal of the Corporation and shall affix the seal to the certificates representing shares and other corporate papers when required.

D. He shall keep at the principal office of the Corporation a book or record containing the names, alphabetically arranged, of all persons who are shareholders of the Corporation, showing their places of residence, the number and class of shares held by them respectively, and the dates when they respectively became the owners of record thereof. He shall keep such book or record and the Minutes of the proceedings of its Shareholders open daily during the usual business hours, for inspection, within the limits prescribed by law, by any person duly authorized to inspect such records. At the request of the person entitled to an inspection thereof, he shall prepare and make available a current list of the officers and Directors of the Corporation and their resident addresses.

E. He shall sign all certificates representing shares and affix the corporate seal thereto.

F. He shall attend to all correspondence and present to the Board of Directors at its meetings all official communications received by him.

G. He shall perform all the duties incident to the office of Secretary of the Corporation.

TREASURER

A. The Treasurer or his designate shall have the care and custody of and be responsible for all the funds and securities of the Corporation, and shall deposit such funds and securities in the name of the Corporation in such banks or safe deposit companies as the Board of Directors may designate.

B. He shall make, sign and endorse, or cause the signing and endorsement, in the name of the Corporation all checks, drafts, notes and other orders for the payment of money, and pay out and dispose of such under the direction of the President or the Board of Directors.

C. He shall keep or cause to be kept at the principal office of the Corporation accurate books of account of all its business and transactions and shall at all reasonable hours exhibit books and accounts to any Director upon application at the office of the Corporation during business hours.

D. He shall render a report of the condition of the finances of the Corporation at each regular meeting of the Board of Directors and at such other times as shall be required of him, and he shall make a full financial report at the Annual Meeting of the Shareholders.

E. He shall further perform all duties incident to the office of Treasurer of the Corporation.

F. If required by the Board of Directors, he shall give such bond as it shall determine appropriate for the faithful performance of his duties.

OTHER OFFICERS

Other officers shall perform such duties and have such powers as may be assigned to them by the Board of Directors.

Section 7. Vacancies. All vacancies in any office shall be filled promptly by the Board of Directors, either at regular meetings or at a meeting especially called for that purpose.

Section 8. Compensation of Officers. The officers shall receive such salary or compensation as may be fixed by the Board of Directors.

ARTICLE IV

Seal

Section 1. Seal. The seal of the Corporation shall consist of a flat faced circular die with the following words and figures cut or engraved thereon: "ZOELLER COMPANY".

ARTICLE V

Shares

Section 1. Certificates. The shares of the Corporation shall be represented by certificates prepared by the Board of Directors and signed by the Chairman or President and by the Secretary or an Assistant Secretary, or the Treasurer or an Assistant Treasurer, and sealed with the seal of the Corporation or a facsimile. The certificates shall be numbered consecutively and in the order in which they are issued, and shall be issued in consecutive order therefrom. In the margin thereof shall be entered the name of the person to whom the shares represented by each such certificate are issued, the number of shares and class or series of such shares, and the date of issue. Each certificate shall state the registered holder's name, the number of shares and class of shares represented thereby, the date of issue, the par value of such shares, or that they are without par value.

Section 2. Subscriptions. Subscriptions to the share shall be paid at such times and in such installments as the Board of Directors may determine. If default shall be made in the payment of any installment as required by such resolution, the Board may declare the shares and all previous payments thereon forfeited for the use of the Corporation, in the manner prescribed by Statute.

Section 3. Transfer of Shares. The shares of the Corporation shall be assignable and transferable only on the books and records of the Corporation by the registered owner or his duly authorized attorney upon surrender of the certificate, duly and properly endorsed, with proper evidence of authority to transfer. The Corporation shall issue a new certificate for the shares surrendered to the person or persons entitled thereto. Additional shares of stock may be issued as set out in the Articles of Amendment to Articles of Incorporation of Zoeller Company and in accordance with the provisions of KRS 271A, (Kentucky Business Corporation Act).

Section 4. Return Certificates. All certificates for shares changed or returned to the Corporation for transfer shall be marked by the Secretary, or his appointee, "Cancelled" with the date of cancellation, and the transaction shall be immediately recorded in the certificate book opposite the memorandum of their issue. The returned certificate may be inserted in the certificate book.

ARTICLE VI

Dividends

Section 1. Declaration of Dividends. The Board of Directors at any Regular or Special Meeting may declare dividends payable out of the surplus of the Corporation whenever in the exercise of its discretion it may deem such declaration advisable. Such dividends may be paid in cash, property or shares of the Corporation.

ARTICLE VII

Bills, Notes, Etc.

Section 1. Execution. All bills payable, notes, checks, drafts, warrants or other negotiable instruments of the Corporation shall be made in the name of the Corporation and shall be signed by such officer or officers as the Board of Directors shall from time to time by Resolution direct.

No officer or agent of the Corporation, either singly or jointly with others, shall have the power to make any bill payable, note, check, draft or warrant, or other negotiable instrument, or endorse the same in the name of the Corporation, or contract or cause to be contracted any debt or liability in the name and on behalf of the Corporation except as herein expressly prescribed and provided.

ARTICLE VIII

Offices

The principal office of the Corporation shall be located in the City of Louisville, County of Jefferson, Commonwealth of Kentucky. The Board of Directors may change the location of the principal office of the Corporation and may, from time to time, designate other offices within or without the State as the business of the Corporation may require.

ARTICLE IX

Amendments

Section 1. Manner of Amending.

(A) The Corporation's Board of Directors may amend or repeal the Corporation's ByLaws.

(B) The Zoeller Company Shareholders may amend or repeal the Corporation's Bylaws even though the Bylaws may also be amended or repealed by its Board of Directors. K.R.S. 271B.10-200.

ARTICLE X

Waiver of Notice

Section 1. Authority to Waive Notice. Whenever, under the provisions of these Bylaws or of any Statute, any Shareholders or Directors is entitled to Notice of any Regular or Special Meeting or of any action to be taken by the Corporation, such Meeting may be held or such action may be taken without the giving of such Notice, provided every shareholder or Director entitled to such Notice in writing waives the requirements of these Bylaws in respect thereto.

GUARANTY

ZOELLER CO., a Kentucky corporation ("Guarantor"), whose address is 3649 Cane Rune Road, Louisville, Kentucky 40211-1961, in consideration of the leasing of the Premises described in that certain Lease (hereinafter referred to as the "Lease"), dated Oct 2, 2000, between FLINT & WALLING INDUSTRIES, INC., a Delaware corporation ("Landlord"), whose address is c/o Masco Corporation, 21001 Van Born Road, Taylor, Michigan 48180, as Landlord, and ZOELLER NEW CORP., INC., an Indiana corporation ("Tenant"), whose address is 95 N. Oak Street, Kendallville, Indiana, as Tenant, does hereby covenant and agree as follows:

A. Guarantor does hereby guarantee the full, faithful and timely payment and performance by Tenant of all of the payments, covenants and other obligations of Tenant under or pursuant to the Lease. If Tenant shall fail at any time in the payment of any rent or any other sums, costs or charges whatsoever, or in the performance of any of the other covenants and obligations of Tenant under or pursuant to the Lease and fail to cure such default within the time provided in the Lease, then Guarantor, at its expense, shall on demand of Landlord fully and promptly, and well and truly, pay all rent, sums, costs and charges to be paid by Tenant, and perform all of the other covenants and obligations to be performed by Tenant under or pursuant to the Lease and, in addition, shall on Landlord's demand pay to Landlord any and all sums due to Landlord, including (without limitation) all interest and late charges on past due obligations of Tenant, reasonable costs advanced by Landlord, and all damages and reasonable expenses (including attorney fees and litigation costs), that may arise in consequence of Tenant's default. Guarantor hereby waives all requirements of notice of the acceptance of this Guaranty and all requirements of notice of breach or nonperformance by Tenant.

B. The obligations of Guarantor hereunder are independent of the obligations of Tenant. A separate action or actions may, at Landlord's option, be brought and prosecuted against Guarantor, whether or not any action is first or subsequently brought against Tenant, or whether or not Tenant is joined in any such action, and Guarantor may be joined in any action or proceeding commenced by Landlord against Tenant arising out of, in connection with or based upon the Lease. Guarantor waives any right to require Landlord to proceed against Tenant or pursue any other remedy in Landlord's power whatsoever, any right to complain of delay in the enforcement of Landlord's rights under the Lease, and any demand by Landlord and/or prior action by Landlord of any nature whatsoever against Tenant, or otherwise.

C. This Guaranty shall remain and continue in full force and effect and shall not be discharged in whole or in part notwithstanding (whether prior or subsequent to the execution hereof) any alteration, renewal, extension, modification, amendment or assignment of, or subletting permitted in accordance with, the Lease. Guarantor hereby waives notices of any of the foregoing, and agrees that the liability of Guarantor hereunder shall be based upon the obligations of Tenant set forth in the Lease as the same may be altered, renewed, extended, modified, amended or assigned. For the purpose of this Guaranty and the obligations and liabilities of Guarantor hereunder, "Tenant" shall be deemed to include any and all assignees, subtenants, permittees or others directly or indirectly operating or conducting a business in or from the Premises, as fully as if any of the same were the named Tenant under the Lease.

D. Guarantor's obligations hereunder shall remain fully binding although Landlord may have waived one or more defaults by Tenant, extended the time of performance by Tenant, released, returned or misapplied other collateral at any time given as security for Tenant's obligations (including other guaranties) and/or released Tenant from the performance of its obligations under the Lease.

E. This Guaranty shall remain in full force and effect notwithstanding the institution by or against Tenant of bankruptcy, reorganization, readjustment, receivership or insolvency proceedings of any nature, or the disaffirmance of the Lease in any such proceedings or otherwise.

F. If this Guaranty is signed by more than one party, their obligations shall be joint and several, and the release of one of such guarantors shall not release any other of such guarantors.

G. Neuter terms should also refer, where applicable, to the feminine gender and the masculine gender; and the singular reference shall also include the plural of any word if the context so requires.

H. This Guaranty shall be applicable to, binding upon and inure to the benefit of the heirs, executors, administrators, representatives, successors and assigns of Landlord and Guarantor. Landlord may, without notice, assign this Guaranty in whole or in part in connection with Landlord's assignment of its interest under the Lease.

I. In the event that Landlord should institute any suit against Guarantor for violation of or to enforce any of the covenants or conditions of this Guaranty or to enforce any right of Landlord hereunder, or should Guarantor institute any suit against Landlord arising out of or in connection with this Guaranty, or should either party institute a suit against the other for a declaration of rights hereunder, or should either party intervene in any suit in which the other is a party to enforce or protect its interest or rights hereunder, the prevailing party in any such suit shall be entitled to the fees of its attorney(s) in the reasonable amount thereof, to be determined by the court and taxed as a part of the costs therein.

J. The execution of this Guaranty prior to execution of the Lease shall not invalidate this Guaranty or lessen the obligations of Guarantor(s) hereunder.

K. This Guaranty is made pursuant to, and shall be interpreted and applied in accordance with, the laws of the State of Indiana.

IN WITNESS WHEREOF, Guarantor has executed this Guaranty this 2 day of OcT, 2000.

WITNESSES:

ZOELLER CO.,
a Kentucky corporation

1-A pg.0125

By: Bobby M. Ragland

Its: PRESIDENT

ACKNOWLEDGMENT

STATE OF Kentucky)
) ss.
COUNTY OF Jefferson)

The foregoing instrument was acknowledged before me this 2 day of October, 2002, by Bobby M. Ragland, the President of Zoeller New Corp, Inc, a Indiana corporation, on behalf of said corporation.

Edward Grant
Notary Public, Ky County, Jeff
My commission expires: 6/16/2002

#738v1

Schedule 2.04(b)(iv)

See attached form of employment agreement.

DMLO

Deming, Malone, Livesay & Ostroff
Certified Public Accountants

Consent of Independent Public Accountant

We consent to the incorporation in the Form 1-A filing of the Zoeller Company of our report dated February 7, 2001 relating to the financials of the Zoeller Company as of December 31, 2000.

Deming, Malone, Livesay & Ostroff
Independent Public Accountant

By: W. Jerry Hurt
W. Jerry Hurt

Date: January 28, 2002

9300 Shelbyville Road • Suite 1100 • Louisville, Kentucky 40222-5187 • Phone: (502) 426-9660 • Fax: (502) 425-0883

KPMG

Independent Accountants' Consent

The Board of Directors
Zoeller Company:

We consent to the inclusion of our report dated February 25, 2000, in the offering statement on Form 1-A dated September 24, 2001.

KPMG LLP

Louisville, Kentucky
January 28, 2002

GOLDBERG & SIMPSON, PSC

FRED M. GOLDBERG
JONATHAN D. GOLDBERG
MITCH CHARNEY
STEVEN A. GOODMAN*
STEPHEN E. SMITH
JOHN J. MCLAUGHLIN†
CHARLES H. CASSIS
MARY A. MAPLE**
CHRISTOPHER M. GEORGE
EMILY LEDFORD LAWRENCE
DAVID H. COOPER**
JAN M. WEST
SHERRY P. PORTER*
GREGORY A. COMPTON
K. GAIL RUSSELL
MICHAEL F. LAWRENCE
DAVID B. GRAY
J. MICHAEL WELLS
KURT A. SCHARFENBERGER
STEPHANIE L. MORGAN-WHITE*
BRYAN M. CASSIS
RICHARD L. TINSLEY
WAYNE F. WILSON
STACEY A. HUSE
G. HUNT ROUNSAVALL, JR.
STEPHANIE A. GUMM

RONALD V. SIMPSON
DAVID M. ROTH‡
OF COUNSEL

* ALSO ADMITTED OHIO
** ALSO ADMITTED INDIANA
† ALSO ADMITTED MARYLAND AND DISTRICT OF COLUMBIA
* ALSO ADMITTED ALABAMA
** ALSO ADMITTED DISTRICT OF COLUMBIA
‡ PROFESSIONAL SERVICE CORPORATION

September 24, 2001

Mr. John Zoeller
Chief Executive Officer
Zoeller Company
3649 Cane Run Road
Louisville, Kentucky 40211-1961

Securities and Exchange Commission
Washington, D.C. 20549

Re: Part III, Exhibit 11 of Form 1-A

Gentlemen:

This opinion is furnished to you pursuant to Part III, Exhibit 11 of the Form 1-A Regulation A Offering Statement under the Securities Act of 1933 ("Offering Statement") filed by the Zoeller Company, a Kentucky corporation (the "Company"), with the Securities and Exchange Commission. All capitalized terms used herein which are defined in, or by reference in the Offering Statement, have the meanings assigned to such terms in the Offering Statement, unless otherwise defined herein.

In connection with this opinion, we have (a) investigated such questions of law, (b) examined the originals or reproduction copies of (i) such corporate agreements, instruments, documents and records of the Company, (ii) such certificates of public officials and (iii) such other documents, and (c) received and reviewed such information from officers and representatives of the Company as we have deemed necessary or appropriate for the purpose of this opinion. We have examined the following documents:

1. The Offering Statement, the attachments and exhibits thereto, as executed;

2. The Articles of Incorporation of the Company, including all amendments thereto; and

3. The Bylaws of the Company.

LAW OFFICES
3000 NATIONAL CITY TOWER
101 SOUTH FIFTH STREET
LOUISVILLE, KY 40202-3118
502 589-4440
FAX: 502 581-1344
WWW.GSATTY.COM

GOLDBERG & SIMPSON, PSC

We have assumed the genuineness of all signatures on all documents, the authenticity of all documents submitted to us as originals, the conformity to originals of all documents submitted to us as certified, photostatic or conformed copies, and the authenticity of the originals of such documents.

This opinion is limited to the Federal laws of the United States of America, the laws of the Commonwealth of Kentucky, and the regulations of governmental agencies of such jurisdictions. We do not express any opinion concerning any law other than the Federal law of the United States of America, the laws of the Commonwealth of Kentucky, and the regulations of governmental agencies of such jurisdictions.

Based on the foregoing, and subject to the limitations and assumptions heretofore and hereinafter set forth, we are of the opinion that:

1. The Company is a corporation validly organized and existing and in good standing under the laws of the Commonwealth of Kentucky and is duly qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the nature of its business requires such qualification. The Company has full power and authority to own and hold under lease its property and to conduct its business substantially as currently conducted by it.

2. The execution and delivery by the Company of the Offering Statement is within the Company's corporate powers and has been duly authorized by all necessary corporate action, and does not:

(a) contravene or result in a default under the Articles of Incorporation or Bylaws of the Company; or

(b) contravene or result in a default under (i) any agreement, indenture or other contractual restriction or judgment, court decree or order known to us or (ii) any present law, rule or governmental regulation, in each case binding on the Company

3. The securities of the Company that are the subject of the Offering Statement ("Securities") were legally issued by the Company and are, as of the date of this opinion, fully paid and non-assessable. Said Securities are not registered under the Securities Act of 1933 (the "'33 Act") and bear the required legend regarding restriction on transfer. This opinion assumes that the Offering Statement filed with the Securities and Exchange Commission covers possible future sales of certain of the Securities owned by affiliated shareholders, listed in an attachment to the Offering Statement, during the period of time allowed by Regulation A promulgated under the '33 Act.

LAW OFFICES
3000 NATIO[illegible] TOWER
101 SOUTH FIFTH STREET
LOUISVILLE, KY 40202-3118
502 589-4440
FAX: 502 581-1344
WWW.GSATTY.COM

GOLDBERG & SIMPSON, PSC

This opinion is given as of the date hereof. We assume no obligation to update or supplement this opinion to reflect any facts or circumstances which may hereafter come to our attention or any changes in laws which may hereafter occur. We have no duty to make inquiries beyond the extent specified herein.

The opinions rendered herein are solely for the benefit of the Company, its respective successors and assigns and the Securities and Exchange Commission and may not be quoted or reproduced in any report or other document without our prior written consent. This opinion may not, without the prior written consent of this law firm, be otherwise used or altered for any other transaction.

The opinions set forth above are subject to the following qualifications:

1. To the extent our opinion addresses questions of fact, it is based on documents and information made available to us, but there may exist facts outside the scope of our knowledge which, if known to us, would alter our opinion. As to questions of fact material to such opinions, we have, when relevant facts were not independently established, relied upon certifications.

2. Our opinions are based upon the current law as of the date hereof and are qualified to the extent that there are any changes in such law, including judicial decisions, regulations or administrative rulings, or interpretations, which may be rendered, reported, or may occur subsequent to the date hereof.

3. We are qualified to act as counsel in the Commonwealth of Kentucky and as such, are not experts in the laws of any other jurisdiction, and we express no opinion as to the laws of any jurisdiction other than the laws of the Commonwealth of Kentucky and the Federal law of the United States of America.

4. This opinion is rendered as of the date hereof and does not purport to analyze, evaluate or consider the legal effects of any event or change in law subsequent to the date hereof.

Sincerely,

Goldberg & Simpson P.S.C.

GOLDBERG & SIMPSON, P.S.C.

LAW OFFICES
3000 NATIONAL CITY TOWER
101 SOUTH FIFTH STREET
LOUISVILLE, KY 40202-3118
502 589-4440
FAX: 502 581-1344
WWW.GSATTY.COM

(2) **Statements of income, cash flows, and other stockholders equity - for each of the 2 fiscal years preceding the date of the most recent balance sheet being filed, and for any interim period between the end of the most recent of such fiscal years and the date of the most recent balance sheet being filed, or for the period of the issuer's existence if less than the period above.** (Attached as pages 30-47)

(3) **Financial Statements of Businesses Acquired or to be Acquired.** Not applicable.

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Louisville, **State of** Kentucky, **on** 9/24, **20** 01.

(Issuer) Zoeller Company

By (Signature and Title) [signature]
John A. Zoeller, CEO and Director

This offering statement has been signed by the following persons in the capacities and on the dates indicated:

[signature]
Bobby M. Ragland, President

[signature]
Edward Grant, Vice President/Controller

[signature]
Don Fleming, Chairman of Board of Directors

[signature]
Raymond P. Zoeller, Director

[signature]
Mitchell H. Palmer, Director

[signature]
Sharon Dueffert, Director

[signature]
Dale W. Dodrill, Director

[signature]
Barr Schuler, Director

[signature]
Bruce E. Zoeller, Director

Selling Shareholders: